UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: November 16, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Notice of Extraordinary General Meeting
99.2	Announcement entitled “Renewal of Continuing Connected Transactions in respect of 2017 to 2019”
99.3	Announcement entitled “Form of Proxy for The Extraordinary General Meeting to be Held on 1 December 2016”
99.4	Announcement entitled “Notification Letter and Request Form for Non-registered Holders”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CNOOC Limited

（中國海洋石油有限公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company” ) will be held on 1 December 2016 at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, each of the following resolutions as an Ordinary Resolution:

ORDINARY RESOLUTIONS

1.	“THAT the Non-exempt Continuing Connected Transactions as described in the Circular, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

2.	“THAT the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 16 November 2016

1

Registered Office:

65th Floor, Bank of China Tower

1 Garden Road

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and the class of Shares in respect of which each such proxy is so appointed.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be).

3.	Completion and delivery of the form of proxy will not preclude a shareholder of the Company entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for the ordinary resolutions set out in the notice of the EGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.	For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 24 November 2016 (Thursday) to 1 December 2016 (Thursday) (both days inclusive), during which no transfer of Shares will be registered. In order to qualify for attending the extraordinary general meeting, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 23 November 2016 (Wednesday).

7.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled“Definitions”on pages 1 to 3 of the circular of the Company dated 16 November 2016.

As at the date of this notice, the Board comprises of:

Executive Directors Yang Hua (Chairman) Yuan Guangyu Non-executive Directors Wu Guangqi Lv Bo	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

2

Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CNOOC Limited

（中國海洋石油有限公 司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2017 TO 2019

AND

NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 1 December 2016 at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 66 to 67 of this circular. A form of proxy for use at the extraordinary general meeting is published on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.cnoocltd.com.) Whether or not you intend to attend such meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 36 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders of CNOOC Limited from attending and voting in person at the meeting or any adjourned meeting if they so wish.

16 November 2016

CONTENTS

Page

DEFINITIONS	1
LETTER FROM THE BOARD	4
1. INTRODUCTION	4
2. RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2017 TO 2019	5
3. GENERAL	30
4. EGM	31
5. RECOMMENDATION OF THE BOARD	31
6. RECOMMENDATION OF THE INDEPENDENT FINANCIAL ADVISER AND THE INDEPENDENT BOARD COMMITTEE	32
LETTER FROM THE INDEPENDENT BOARD COMMITTEE	33
LETTER FROM THE INDEPENDENT FINANCIAL ADVISER	34
APPENDIX I – GENERAL INFORMATION	62
NOTICE OF EXTRAORDINARY GENERAL MEETING	66

-i-

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“2013 Circular”	the circular issued by the Company to its Shareholders in relation to the Continuing Connected Transactions for 2014 to 2016 dated 8 November 2013

“2013 EGM”	the extraordinary general meeting of the Company held on 27 November 2013

“Announcement”	the announcement dated 15 November 2016 made by the Company in relation to the renewal of Continuing Connected Transactions in respect of 2017 to 2019

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“Circular”	the circular issued by the Company to its Shareholders dated 16 November 2016

“CNOOC”	China National Offshore Oil Corporation（中國海洋石油總公司）, the controlling shareholder of the Company indirectly holding approximately 64.44% of all of the Shares in issue through OOGC and CNOOC BVI as at the Latest Practicable Date

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly-owned subsidiary of OOGC and the controlling shareholder of the Company directly holding approximately 64.44% of all the Shares in issue as at the Latest Practicable Date

“CNOOC EnerTech”	CNOOC Energy Technology & Services Limited（中海油能源發展股份有限公司）, a company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited （中國海洋石油有限公司）, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and Toronto Stock Exchange

“Comprehensive Framework Agreement”	the Comprehensive Framework Agreement dated 15 November 2016 entered into between the Company and CNOOC in relation to the Continuing Connected Transactions

DEFINITIONS

“Continuing Connected Transactions”	the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this Circular
“Director(s)”	director(s) of the Company
“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held on 1 December 2016 at 3:30 p.m. to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), or any adjournment thereof
“EGM Notice”	the notice of the Company dated 16 November 2016 convening the EGM as set out on pages 66 and 67 of this Circular
“Group”	the Company and its subsidiaries from time to time
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong
“Independent Board Committee”	an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Kevin G. Lynch, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), with Mr. Chiu Sung Hong acting as the Chairman
“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, a corporation licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders
“Independent Shareholders”	the Shareholders of the Company other than OOGC, CNOOC BVI and their respective Associates
“JLL”	Jones Lang LaSalle Corporate Appraisal and Advisory Limited, an independent property valuer
“Latest Practicable Date”	11 November 2016, being the latest practicable date prior to the printing of this Circular for ascertaining certain information herein

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)
“Non-exempt Continuing Connected Transactions”	the Continuing Connected Transactions other than those under the categories of “Provision of marketing, management and ancillary services by CNOOC and/or its Associates to the Group”, “FPSO vessel leases from CNOOC and/or its Associates to the Group” and “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this Circular
“OOGC”	Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly-owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a Shareholder directly holding five Shares in issue as at the date of the Latest Practicable Date
“Ordinary Resolution(s)”	the proposed ordinary resolution(s) as referred to in the EGM Notice
“PRC”	the People’s Republic of China, excluding for the purpose of this Circular, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
“Proposed Cap(s)”	the proposed maximum annual aggregate value(s) for each of the Continuing Connected Transactions of the Company in respect of 2017 to 2019 as set out in the section headed “Proposed Caps and Rationale” in this Circular
“RMB”	Renminbi, the lawful currency of the PRC
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Shares”	issued shares of the Company
“Shareholders”	registered holder(s) of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“%”	per cent

LETTER FROM THE BOARD

CNOOC Limited

（中國海洋石油有限公 司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Board of Directors

Executive Directors

Yang Hua (Chairman)

Yuan Guangyu

Non-executive Directors

Wu Guangqi

Lv Bo

Independent Non-executive Directors

Chiu Sung Hong

(Chairman of the Independent Board Committee)

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Registered office 65th Floor, Bank of China Tower 1 Garden Road Hong Kong

To the Shareholders

16 November 2016

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2017 TO 2019

AND

NOTICE OF EGM

1.	INTRODUCTION

Reference is made to the Announcement in relation to the renewal of Continuing Connected Transactions in respect of 2017 to 2019. The purpose of this Circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolutions to be proposed at the EGM relating to the approval of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

LETTER FROM THE BOARD

2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2017 TO 2019

Background

Reference is made to the 2013 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders approved the non-exempt continuing connected transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for 2014 to 2016 at the 2013 EGM.

The Company expects to continue the Continuing Connected Transactions after 31 December 2016 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter l4A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2017 to 31 December 2019), including disclosing information thereof in this Circular and seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreement

The Company entered into the Comprehensive Framework Agreement on 15 November 2016 with CNOOC for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of the Comprehensive Framework Agreement is for a period of three years commencing from 1 January 2017, and is conditional upon the Independent Shareholders’ approval at the EGM. The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company and CNOOC on 6 November 2013, as described in the 2013 Circular, with more details about the pricing principles.

The Continuing Connected Transactions under the Comprehensive Framework Agreement can be categorized as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services;

(b)	Provision of oil and gas development and support services;

(c)	Provision of oil and gas production and support services;

(d)	Provision of marketing, management and ancillary services; and

(e)	FPSO vessel leases;

LETTER FROM THE BOARD

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and

(b)	Long term sales of natural gas and liquefied natural gas.

The categories “Provision of exploration and support services”, “Provision of oil and gas development and support services”, “Provision of oil and gas production and support services”, “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “Long term sales of natural gas and liquefied natural gas” are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders’ approval requirements. The other categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements.

Since the establishment of the Company, certain Associates of CNOOC specializing in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group from time to time. The services provided by CNOOC and/or its Associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

LETTER FROM THE BOARD

The applicable pricing policy for the transactions conducted under this category is based on market price, more particularly:

(i)	with respect to exploration well operations – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs, and the prices quoted by CNOOC and/or its Associate. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices; and

(ii)	with respect to other exploration and support services – for all types of services under this category, the contract price is determined by taking reference to the information disclosed in the annual reports of at least three major overseas goods and services providers for the oil and gas industry such as Schlumberger Limited (“Schlumberger”), The Halliburton Company (“Halliburton”) and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Services providers such as Schlumberger, Halliburton and Baker Hughes have been providing exploration, development and production services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by these service providers plus the historical prices multiplied by the annual movement ratio of the profit margin of the service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in their annual reports, as well as taking into account specific working environment of the related project, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference prices with the prices quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with the other party. For types of services under this category where there exist competing service providers in the market, the contract price is determined by adopting procedure (1) above and also by tendering process through e-commerce system (for detail procedures of price tendering, please refer to the paragraphs headed “Procedures regarding tendering process” under the section headed “Market Price” below); and thereafter, comparing the quoted prices from the bidding service providers and determining the most competitive prices. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the charges for the provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB11,050 million, RMB7,457 million and RMB1,946 million, respectively.

LETTER FROM THE BOARD

(b)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operation;

•	related technical services on drilling and completion;

•	design, construction, installation and tuning of production facilities;

•	shipping transportation;

•	provision of materials/equipment;

•	integrated research on development techniques; and

•	other related technical and supporting services.

The applicable pricing policy for the transactions conducted under this category is based on market price, more particularly:

(i)	with respect to drilling and completion well operations and related technical services on drilling and completion – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs, and the prices quoted by CNOOC and/or its Associate. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices; and

(ii)	with respect to other oil and gas development and support services – for all types of services under this category, the contract price is determined by taking reference to the information disclosed in the annual reports of at least three major overseas goods and services providers for the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Services providers such as Schlumberger, Halliburton and Baker Hughes have been providing exploration, development and production services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by these service providers plus the historical prices multiplied by the annual movement ratio of the profit margin of the service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in their annual reports, as well as taking into account specific working environment of the related project, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be

LETTER FROM THE BOARD

considered when determining the reference price; (2) comparing such reference prices with the prices quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with the other party. For types of services under this category where there exist competing service providers in the market, the contract price is determined by adopting procedure (1) above and also by tendering process through e-commerce system (for detail procedures of price tendering, please refer to the paragraphs headed “Procedures regarding tendering process” under the section headed “Market Price” below); and thereafter, comparing the quoted prices from the bidding service providers and determining the most competitive prices. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB41,299 million, RMB22,733 million and RMB6,583 million, respectively.

(c)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its Associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity, gas and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials/equipment;

•	maintenance of platform;

•	repair of equipment and pipeline;

•	production operations;

•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and building;

LETTER FROM THE BOARD

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharf, buildings, factories and water barrier;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	provision of water, electricity, gas and heat;

•	security and fire services;

•	technical training;

•	accommodation;

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

The applicable pricing policies for the transactions conducted under this category are government-prescribed prices or market price, more particularly:

(i)	with respect to the provision of water, electricity, gas and heat – the price is determined by the respective government-prescribed prices for water supply, electricity supply, gas supply and heat supply as set out in the paragraph headed “Government-prescribed price” under the section headed “Pricing Determination” below; and

(ii)	with respect to other oil and gas production and support services – for all types of services under this category, the contract price is determined by taking reference to the information disclosed in the annual reports of at least three major overseas goods and services providers for the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Services providers such as Schlumberger, Halliburton and Baker Hughes have been providing exploration, development and production services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by these service providers plus the historical prices multiplied by the annual movement ratio of the profit margin of the service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in their annual reports, as well as taking into account specific working environment of the related project, such as different geographic features, different offshore regions, weather conditions, depth of water, etc.

LETTER FROM THE BOARD

In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference prices with the prices quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with the other party. For types of services under this category where there exist competing service providers in the market, the contract price is determined by adopting procedure (1) above and also by tendering process through e-commerce system (for detail procedures of price tendering, please refer to the paragraphs headed “Procedures regarding tendering process” under the section headed “Market Price” below); and thereafter, comparing the quoted prices from the bidding service providers and determining the most competitive prices. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB8,688 million, RMB8,384 million and RMB3,251 million, respectively.

(d)	Provision of marketing, management and ancillary services

CNOOC and/or its Associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

•	marketing services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunications;

•	leases of properties;

•	property management;

•	water, electricity, gas and heat supply;

•	sewage disposal;

•	car rental;

•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

LETTER FROM THE BOARD

•	integrated research.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its Associates has/have been leasing certain premises covering an aggregate area of approximately 565,281.13 square meters, including its headquarters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/ or its Associates has/have also been providing management services in respect of certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time. JLL, an independent property valuer, has confirmed that the payments due under the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee.

The applicable pricing policies for the transactions conducted under this category are government-prescribed prices or market price, more particularly:

(i)	with respect to the provision of water, electricity, gas and heat – the price is determined by the respective government-prescribed prices for water supply, electricity supply, gas supply and heat supply as set out in the paragraph headed “Government-prescribed price” under the section headed “Pricing Determination” below; and

(ii)	with respect to other marketing, management and ancillary services under this category – the products and services provided by CNOOC and/or its Associates under this category is substantially leases of properties. The rental is determined with reference to prevailing market rates and historical transaction amounts which were reviewed by JLL and confirmed as fair and reasonable commercial market rent. Rental will be approximately 3% more or less than the prevailing market rates. When determining such adjustments, the Company will consider the conditions of the leased properties, the location of the leased properties, the availability of properties with similar sizes in similar locations, and the historical transaction amounts.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the aggregate charges for the provision of marketing, management and ancillary services (including leasing and management of properties) payable by the Group to CNOOC and/or its Associates were approximately RMB915 million, RMB954 million and RMB346 million, respectively.

(e)	FPSO vessel leases

The Group leases floating production, storage and offloading (FPSO) vessels from CNOOC EnerTech, an Associate of CNOOC, for use in oil production operations. The term of FPSO vessel leases are usually determined based on the expected term of oil production. The Company leases eight FPSO vessels from CNOOC EnerTech with

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duration in a range of 9.25 years to 25 years. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.52 of the Listing Rules is set out in the paragraphs headed “View from Independent Financial Adviser” below.

The pricing policy of the FPSO vessel leases is the rental which is unanimously determined with CNOOC and/or its Associates which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms. The charges usually take reference to FPSO’s fixed daily rent which is determined based on the result of internal economic appraisal during the course of the overall development plan of the oil fields or charged in accordance with the floating rent determined by multiplying the oil and gas production volume by a certain ratio which is determined by the result of internal economic appraisal during the course of the overall development plan of the oil fields and the magnitude of production volumes. The major parameters of the internal economic appraisals include oil price, production of the oil fields, reserve volumes of the oil fields and discount rate, which have significant influence on the revenues and cost of the oil fields. When performing the internal economic appraisals, a net present value can be deduced from these parameters. The FPSO vessel rental can be calculated by deducting the costs of the oil fields of which the FPSO vessel rental forms part from the net present value. The cost of the oil fields of which FPSO rental forms part can be estimated by considering the expected future revenues and the expected returns on investment. The FPSO rental normally accounts for around 10% of the total operating expenses of the oil fields. The Company adopts both fixed daily rent and floating rent for all of its FPSO vessels leases. The rentals for FPSO vessels are the most favourable prices in domestic China since there is no third party available who provides FPSO vessels lease services that specifically meet the development of the oil and gas fields in domestic China. Therefore, the Company is of the view that the final rentals for FPSO vessels agreed by the Group and CNOOC and/ or its Associates are in the interests of the Company and Shareholders as a whole.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the aggregate rentals of FPSO vessels payable by the Group to CNOOC and/or its Associates were approximately RMB1,257 million, RMB1,770 million and RMB882 million, respectively.

The Company leases FPSO vessels with duration in a range of 9.25 years to 25 years. From the Company’s perspective, the term of the FPSO vessel leases with duration in excess of three years is beneficial to the Company because: (i) such arrangement is in the Group’s favour as it enables the Group to constantly equip itself with the FPSO vessels throughout substantially the expected duration of production of its oil fields without incurring material capital risks; and (ii) it is cost-effective for the Group to have long-term leases because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases.

View from Independent Financial Adviser

As the duration of the FPSO vessel leases exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged Somerley as the independent financial adviser to explain why the FPSO vessel leases require a longer period and to confirm that it is normal business practice for agreements of this type to be of such duration.

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In assessing the reasons why the duration of the FPSO vessel leases requires a period longer than three years, Somerley has taken into consideration the information set out in the Announcement, and the following principal factors based on the information provided by, and discussion with the management of the Company:

(i)	The Group has been leasing FPSO vessels from CNOOC and/or its Associates. FPSO vessels are (a) usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil; and (b) particularly effective in remote or deepwater locations where subsea pipelines are not cost effective because they can eliminate the need to lay expensive long-distance pipelines from the oil well to an onshore terminal. The duration of the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group ranges from 9.25 years to 25 years (taking into account the extension option of one of the FPSO vessel leases and duration of two of the FPSO vessel leases based on the expected life of relevant oil fields); and

(ii)	A longer duration of the FPSO vessel leases will be beneficial to the Group as (a) such arrangement will enable the Group to constantly equip itself with the FPSO vessels throughout substantially the expected duration of production of its oil fields without incurring material capital risks; and (b) it is cost-effective to have a long-term lease because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases.

In considering whether the duration of the FPSO vessel leases is in line with normal business practice for agreements of this type, Somerley has reviewed publicly available information as at the date prior to the date of the Announcement on a best effort basis regarding duration of comparable FPSO vessel leases (the “Comparable FPSO Vessel Leases”) with nature similar to that of the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group. Based on the websites of the companies involving in the Comparable FPSO Vessel Leases, Somerley notes that the duration of the Comparable FPSO Vessel Leases ranges from 2.5 years to 22 years taking into account the extension options of certain Comparable FPSO Vessel Leases. The duration of the FPSO vessel leases (i.e. 9.25 years to 25 years) entered into between CNOOC and/or its Associates and the Group is within the range of the duration of the Comparable FPSO Vessel Leases, save for 2 leases (out of a total of 8) with slightly longer duration than that of the Comparable FPSO Vessel Leases. Taking into account the reasons and benefits as set out above, we consider such slightly longer duration to be acceptable.

Based on the above considerations, Somerley is of the view that a period longer than three years is required for the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group and that the duration of such leases of longer than three years is in line with the normal business practice for agreements of this type.

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Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The services that may be provided by the Group to CNOOC and/or its Associates include:

•	technical consulting;

•	technology transfer;

•	management;

•	technical research services; and

•	and other supporting services.

The applicable pricing policy for the transactions conducted under this category is determined through arm’s length negotiation between both parties with reference to market price. And market price is determined through comparison of prices with reference to quotations from at least two comparable independent third party industry players (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets.

The Group did not enter into any transaction under this category for the two years ended 31 December 2015 and the six months ended 30 June 2016. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. In view of CNOOC’s continuous efforts in developing itself towards a world-class integrated energy company, and based on the expertise and experience of the management of the Group in the oil and gas industry who have undergone multiple economic cycles, it is reasonable for the Group to anticipate that CNOOC and/or its Associates may require the provision of certain of the technical consulting, technical transfer, management services, technical research services and other related services from the Group in the next three years.

Given the anticipated need by CNOOC and/or its Associates for the provision of services under this category as mentioned in the above paragraph, together with a steady uptrend of labour costs and the expertise and extensive experience of the engineers and technicians of the Group, the Board considers that the proposed annual caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates are fair and reasonable.

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Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses on normal commercial terms or better. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described below, the Group also sells certain volumes of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

The applicable pricing policy for the transactions conducted under this category is market price, more particularly:

(i)	with respect to petroleum – the price is determined by referencing the Brent crude oil price, Pertamina’s official quoted price and quoted oil prices such as Platts Tapis which are updated regularly and making adjustments of approximately 20% more or less than the reference prices abovementioned (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the different types of oil and gas, the quality of crude oil, the premiums and discounts of imported crude oil with similar quality, shipping freight rates of imported crude oil and offshore crude oil being shipped to the same port in domestic China, and the international market prices of oils with similar quality (based on the transaction information of the types of crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with the market-oriented principles (namely, the pricing of offshore crude oil is in accordance with the CIF of imported crude oil assuming the offshore crude oil and the imported crude oil are shipped to the same port. The types of imported crude oil that are being referenced to are those publicly traded on the spot markets);

(ii)	with respect to natural gas and its by-products – the price is determined with reference to the prices charged by other independent suppliers in the local markets supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distances, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas and its by-products against the international oil prices or other benchmark prices cannot be ascertained

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because the realized gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be the results of negotiations between the parties based on good faith, reasonableness and fairness.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates were approximately RMB157,290 million, RMB105,401 million and RMB40,622 million, respectively.

(b)	Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses on normal commercial terms or better. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilize the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into long term sales contracts with a term of 5 to 20 years. The Group classifies sales contracts with the term of 5 years or more as long term contracts for sales of natural gas and liquefied natural gas. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

The Group has also invested and acquired interests in liquefied natural gas related upstream projects in overseas. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. In order to ensure the return on investment and to achieve the requirements of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years.

The applicable pricing policy for the transactions conducted under this category is market price, more particularly:

(i)	with respect to petroleum – the price is determined by referencing the Brent crude oil price, Pertamina’s official quoted price and quoted oil prices such as Platts Tapis which are updated regularly and making adjustments of approximately 20% more or less than the reference prices abovementioned (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the different types of oil and gas, the quality of crude oil, the premiums and discounts of imported crude oil with similar quality, shipping freight rates of imported crude oil and offshore crude oil being shipped to the same port in domestic China, and the international market prices of oils with similar quality (based on the transaction information of the types crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with market-oriented principles (namely, the pricing of offshore crude oil is in accordance with CIF of imported crude oil assuming

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the offshore crude oil and the imported crude oil are shipped to the same port. The types of imported crude oil that are being referenced to are publicly traded on the spot markets).

(ii)	with respect to natural gas and its by-products – the price is determined with reference to the prices charged by other independent suppliers in the local markets supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distances, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas and its by-products against the international oil prices or other benchmark prices cannot be ascertained because the realized gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be the results of negotiations between the parties based on good faith, reasonableness and fairness.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales.

The Comprehensive Framework Agreement provides that if the Company fails to obtain approval from the Independent Shareholders regarding the annual caps for this category of continuing connected transactions after 31 December 2019, then the individual agreements falling under this category will be terminated on that date. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.52 of the Listing Rules has been included in the Letter from the Independent Financial Adviser as set out on pages 34 to 61 of this Circular.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates were approximately RMB7,981 million, RMB10,557 million and RMB4,623 million, respectively.

The consideration for the Continuing Connected Transactions set out above have been and will be satisfied in the same way as the payment methods adopted in transactions between the Company and independent third parties. Payment terms will be defined in the individual agreements to be entered into between the Company and CNOOC and/or its Associates.

Pricing Determination

The Comprehensive Framework Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Framework Agreement.

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The basic pricing principle for the Continuing Connected Transactions between the Group and CNOOC and/or its Associates is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed price; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

Government-prescribed price

Government-prescribed price refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs with respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments.

Government-prescribed prices are applicable to water supply, electricity supply, gas supply and heat supply. The relevant basis for the government-prescribed prices for different types of products and services are detailed below:

(i)	Water supply – the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No.1810), issued by the former National Planning Committee of the PRC(i) and the former Ministry of Construction of the PRC(ii) and revised by the National Development and Reform Commission of the PRC and the former Ministry of Construction of the PRC on 29 November 2004, the urban water supply price shall be government-prescribed price, and the specific pricing authority shall be executed based on the price management catalogue.

(ii)	Electricity supply – the Electricity Law issued by the Standing Committee of the National People’s Congress on 28 December 1995 and revised on 24 April 2015, for the on-grid power price of a power network spanning different provinces, autonomous regions, or municipalities directly under the central government, as well as in a provincial power network and an independent power network, a proposal shall be made through negotiations between the enterprises engaged in power production and/or power network

Notes:

(i)	The former National Planning Committee of the PRC was reorganized as the National Development and Reform Commission of the PRC in 2003.

(ii)	The former Ministry of Construction of the PRC was reorganized as the Ministry of Housing and Urban-Rural Development of the PRC in 2008.

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operation, and shall be examined and approved by the pricing administrative department of the State Council of the PRC or an authoritative pricing administrative department. If the power produced by locally funded power production enterprises forms an independent power network within different regions of the province or generated for local use, the price shall be under the control of the people’s governments of the provinces, autonomous regions or municipalities directly under the central government.

(iii)	Gas supply – the Regulation on the Administration of Urban Gas (State Council Order No. 583) issued by the State Council of the PRC on 19 October 2010, which provides that the pricing bureau of the people’s governments above the county level could prescribe and adjust the selling price for pipeline gas.

(iv)	Heat supply – implement the prices for the supply of heat prescribed by the respective local governments.

Save as disclosed above, the macro government-prescribed prices is updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the people’s governments of the respective provinces, autonomous regions and municipalities directly under the central government are updated in accordance with the local practical situations. The Company will pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

Market Price

Market price refers to the price determined with reference to the price charged by at least two independent third parties (if applicable) in areas (or nearby areas) providing such type of products or services on normal terms with comparable scale at that time. Market price will be determined in accordance with normal commercial terms through public tendering, price comparison or arm’s length negotiation processes between the two parties.

Procedures regarding tendering process

The Group invites at least two potential independent third parties suppliers/service providers (if applicable) to provide quotations (including proposals such as cost structure of products or services) in respect of the requested products and services. Following the receipt of quotations from at least two potential independent third parties suppliers/service providers, the Group will evaluate and compare the terms of quotations and determine the winning supplier/service provider by taking into account factors such as price quotations, quality of the products or services, ability of the suppliers/service providers in meeting technical specifications and delivery schedules, and qualification and relevant experiences of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company after arm’s length negotiation and discussion.

If there does not exist two or more independent third parties providing such type of products or services, the price will be determined in accordance with the negotiation between the two parties of the transaction. When both parties enter into fair negotiation on pricing, consideration should be given to the reasonableness of the cost structure of

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the products or services. The supplier shall provide the list of costs and the Company shall compare such costs with the Company’s internal costs of producing or providing similar products or services to determine the transaction price.

Market price for each type of products and services

(i)	Petroleum – the price is determined by referencing the Brent crude oil price, Pertamina’s official quoted price and quoted oil prices such as Platts Tapis which are updated regularly and making adjustments of approximately 20% more or less than the reference prices abovementioned (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the different types of oil and gas, the quality of crude oil, the premiums and discounts of imported crude oil with similar quality, shipping freight rates of imported crude oil and offshore crude oil being shipped to the same port in domestic China, and the international market prices of oils with similar quality (based on the transaction information of the types of crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with the market-oriented principles (namely, the pricing of offshore crude oil is in accordance with the CIF of imported crude oil assuming the offshore crude oil and the imported crude oil are shipped to the same port. The types of imported crude oil that are being referenced to are those publicly traded on the spot markets).

(ii)	Natural gas and its by-products – the price is determined with reference to the prices charged by other independent suppliers in the local markets supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distances, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas and its by-products against the international oil prices or other benchmark prices cannot be ascertained because the realized gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be the results of negotiations between the parties based on good faith, reasonableness and fairness.

(iii)	Provision of exploration and support services, provision of oil and gas development and support services, provision of oil and gas production and support services, provision of marketing, management and ancillary services, and FPSO vessel leases:

(a)	Exploration well operation, drilling and completion well operation and related technical services – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs, and the prices quoted by CNOOC and/or its Associates. Prices will normally be approximately 80% to

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100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contract, nature of specific products and services, complexity of operation, market demand and historical transaction prices;

(b)	Other exploration and support services, oil and gas development and support services, oil and gas production and support services, and marketing, management and ancillary services – the contract price is determined by taking reference to the information disclosed in the annual reports of at least three major overseas goods and services providers for the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Services providers such as Schlumberger, Halliburton and Baker Hughes have been providing exploration, development and production services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by these service providers plus the historical prices multiplied by the annual movement ratio of the profit margin of the service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in their annual reports, as well as taking into account specific working environment of the related project, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference prices with the prices quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with the other party. For types of services where there exist competing service providers in the market, the contract price is determined by adopting procedure (1) above and also by tendering process through e-commerce system (for detail procedures of price tendering, please refer to the paragraphs headed “Procedures regarding tendering process” under this section above); and thereafter, comparing the quoted prices from the bidding service providers and determining the most competitive prices. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices; and

(c)	FPSO vessel leases – the consideration of the FPSO vessel leases is the rental which is unanimously determined with CNOOC and/or its Associates which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms. The charges usually take reference to FPSO’s fixed daily rent which is determined based on the result of internal economic appraisal during the course of the overall development plan of the oil fields or charged in accordance with the floating rent determined by multiplying the oil and gas production volume by a certain ratio which is determined by the result of the internal economic appraisal during the course of the overall development plan of the oil fields and the magnitude of production volumes. The major parameters of the internal economic appraisals include oil price, production of the oil fields, reserve volumes of the oil fields and discount rate, which have significant influence on the revenues and cost of the oil fields. When performing the internal economic appraisals, a net present value can be deduced from these

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parameters. The FPSO vessel rental can be calculated by deducting the costs of the oil fields of which the FPSO vessel rental forms part from the net present value. The cost of the oil fields of which FPSO rental forms part can be estimated by considering the expected future revenues and the expected returns on investment. The FPSO rental normally accounts for around 10% of the total operating expenses of the oil fields. The Company adopts both fixed daily rent and floating rent for all of its FPSO vessels leases. The rentals for FPSO vessels are the most favourable prices in domestic China since there is no third party available which provides FPSO vessels lease services that specifically meet the development of the oil and gas fields in domestic China. Therefore, the Company is of the view that the final rentals for FPSO vessels agreed by the Group and CNOOC and/its Associates are in the interests of the Company and Shareholders as a whole.

(iv)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates – the price is determined through arm’s length negotiation between both parties with reference to market price (namely, comparison of prices with reference to quotations from at least two comparable independent third parties industry players (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets).

Internal control measures to ensure connected transactions are conducted in accordance with the Comprehensive Framework Agreement

The Company has a comprehensive internal control system to ensure that the terms of the Continuing Connected Transactions are fair and reasonable, and the Continuing Connected Transactions are conducted on normal commercial terms or better and in the ordinary course of business of the Group, and in the interests of the Company and the Shareholders as a whole. Relevant internal control measures include:

•	The Group has strict internal control measures for evaluation and selection of suppliers, bidding process and contracts execution. In terms of provision of products and services, the Group will request CNOOC and/or its Associates to provide, along with other potential independent suppliers/ service providers, quotations (including proposals) in respect of the requested products or services. Following the receipt of quotations from CNOOC and/or its Associates, and other potential independent suppliers/ service providers, the Group will evaluate and compare the terms of quotations and determine the winning supplier/service provider by taking into account factors such as price quotations, quality of the products or services, ability of the suppliers/service providers in meeting technical specifications and delivery schedules, and qualification and relevant experiences of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company. Accordingly, CNOOC and/or its Associates may or may not be awarded the contracts. On the other hand, should CNOOC and/or its Associates consider that the terms of the contracts offered by the Group are not commercially acceptable, CNOOC and/or its Associates may also choose not to accept the contracts.

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•	The controller’s department of the Company regularly monitors the actual amounts incurred for each type of the Continuing Connected Transactions for the purpose of ensuring the relevant annual caps are not exceeded.

The internal control and risk management team of the Company organizes and runs internal control tests regularly to evaluate the completeness and effectiveness of the internal control measures in relation to continuing connected transactions.

The Board conducts annual review on the implementation of the Continuing Connected Transactions and conducts review of financial statements which include the disclosure and analysis of the implementation of the Continuing Connected Transactions every six months. The review mainly includes a review on whether the Company and the connected parties have fulfilled the Continuing Connected Transactions agreements during the relevant year or six months and whether the actual transaction amounts incurred between the Company and the connected parties are within the annual caps approved by the Shareholders.

•	The independent non-executive Directors conduct annual review of the Continuing Connected Transactions and provide annual confirmations in the Company’s annual report on whether the Continuing Connected Transactions are conducted (i) in the Company’s ordinary course of business; (ii) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (iii) in accordance with the terms of the relevant agreements; and (iv) in the interests of the Company and the Shareholders as a whole.

•	The audit committee of the Company conducts review of the annual financial statements, annual report, interim financial statements and interim report which include the disclosure and analysis of the implementation of the Continuing Connected Transactions and opine on the Continuing Connected Transactions as disclosed in such financial statements and reports, including whether the terms of the Continuing Connected Transaction are fair and reasonable and whether the transaction amounts are within the relevant annual caps.

•	To assist the Company in complying with the applicable rules listed in chapter 14A of the Listing Rules, the external auditors of the Company perform work in accordance with the regulations in the “Hong Kong Standard on Assurance Engagements 3000 – “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”” and with reference to the “Practice Note 740 – Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants, on the Company’s Continuing Connected Transactions and issue a letter in respect of the Continuing Connected Transactions disclosed in the Company’s annual report in accordance with the applicable accounting standards and the Listing Rules.

LETTER FROM THE BOARD

Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organization which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates constitute continuing connected transactions for the Company under the Listing Rules.

CNOOC Group is the single largest supplier of the Company. The continuous and stable supply of various products and services contemplated under the Comprehensive Framework Agreement depend on, to a large extent, on the performance of the CNOOC Group and the performance of transactions contemplated under the Comprehensive Framework Agreement. Nevertheless, CNOOC Group holds a dominant position in providing services in relation to the production and operation of oil, gas and petrochemical such as ancillary production services, engineering construction services, information consulting services, supply services and financial services. The above services are essential to the operations of the Group. The Company will benefit from the CNOOC Group a secured and stable source of supply of technical services, equipment, materials, utilities, etc. through the performance of the Comprehensive Framework Agreement.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Directors (excluding the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business; and (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms or better, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each type of the above Continuing Connected Transactions are fair and reasonable.

In particular, it should be noted that the independent non-executive Directors constituting the Independent Board Committee have given their view in support of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) after considering the advice from the Independent Financial Adviser. Please refer to the Letter from the Independent Board Committee on page 33 of this Circular and the Letter from the Independent Financial Adviser from pages 34 to 61 of this Circular for further details.

Proposed Caps and rationale

The Board has considered and proposed that the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2017 to 31 December 2019:

LETTER FROM THE BOARD

Continuing connected transactions	Historical amounts	Existing 2016 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a) Provision of exploration and support services	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB11,050 million, RMB7,457 million and RMB1,946 million, respectively	For the year ending 31 December 2016, RMB17,200 million	For the three years ending 31 December 2019, RMB9,969 million, RMB10,579 million and RMB11,590 million, respectively	The annual proposed caps for the provision of exploration and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated investment in exploration activities; the estimated level of exploration activities by the Group; and the uncertainties in international and domestic macro environment as well as recovery of international oil price. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.
(b) Provision of oil and gas development and support services	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB41,299 million, RMB22,733 million and RMB6,583 million, respectively	For the year ending 31 December 2016, RMB52,100 million	For the three years ending 31 December 2019, RMB31,670 million, RMB38,289 million and RMB43,745 million, respectively	The annual proposed caps for the provision of oil and gas development and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas development and support services provided by CNOOC and/or its Associates to the Group; the expected increase in the level of development activities in coming years as a result of achievements in exploration; and the number of ongoing and estimated future development projects and the stage and production schedule of such projects. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

(c) Provision of oil and gas production and support services	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB8,688 million, RMB8,384 million and RMB3,251 million, respectively	For the year ending 31 December 2016, RMB12,800 million	For the three years ending 31 December 2019, RMB12,625 million, RMB14,678 million and RMB16,877 million, respectively	The annual proposed caps for the provision of oil and gas production and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas production and support services provided by CNOOC and/or its Associates to the Group; and the anticipated commencement of production of oil and gas fields. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

LETTER FROM THE BOARD

Continuing connected transactions	Historical amounts	Existing 2016 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

(d) Provision of marketing, management and ancillary services	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB915 million, RMB954 million and RMB346 million, respectively	For the year ending 31 December 2016, RMB2,075 million	For the three years ending 31 December 2019, RMB1620 million, RMB1786 million and RMB1970 million, respectively	The annual proposed caps for the provision of marketing, management and ancillary services have been determined with reference to previous transactions conducted and transaction amounts in respect of the marketing, management and ancillary services provided by CNOOC and/or its Associates to the Group; the continued expansion of the Group’s business and sales of oil and gas; and the potential increase in staffing. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.
(e) FPSO vessel leases	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB1257 million, RMB1770 million and RMB882 million, respectively	For the year ending 31 December 2016, RMB2,350 million	For the three years ending 31 December 2019, RMB2880 million, RMB3120 million and RMB3360 million, respectively	The annual proposed caps for the FPSO vessel leases have been determined with reference to previous transactions conducted and transaction amounts in respect of the FPSO vessel leases provided by CNOOC and/or its Associates to the Group; the anticipated number of FPSO vessels to be leased to accommodate business plan of the Group; and the anticipated commencement of production of oil and gas fields. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

Provision of management, technical, facilities and ancillary services, including the supply of materials	There have been no such transactions for the two years ended 31 December 2015 and the six months ended 30 June 2016	For the year ending 31 December 2016, RMB100 million	For the three years ending 31 December 2019, RMB100 million, RMB100 million and RMB100 million, respectively	The annual proposed caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/ or its Associates have been determined with reference to the anticipated need by CNOOC and/or its Associates for the provision of such services as a result of CNOOC’s need to optimize its industrial chain to facilitate its development towards a world-class integrated energy company; and the steady uptrend of labour costs in the PRC. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

LETTER FROM THE BOARD

Continuing connected transactions	Historical amounts	Existing 2016 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a) Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB157,290 million, RMB105,401 million and RMB40,622 million, respectively	For the year ending 31 December 2016, RMB504,400 million	For the three years ending 31 December 2019, RMB263,893 million, RMB314,371 million and RMB437,773 million, respectively	The annual proposed caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/ or its Associates have been determined with reference to previous transactions conducted and transaction amounts in respect of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates; the scheduled production capacity of the Group; the estimated resultant increase in the Group’s production and sales due to the expected increase in the demand for petroleum and gas products from CNOOC and/or its Associates to facilitate its/their business development plans, in particular, the commencement by CNOOC of its upgraded refinery project in eastern China in the first half of 2016 and its aim to upgrade and expand its refinery capacities; the potential fluctuation in the prices of heavy oil; the bounce back of the average Brent crude oil price to US$48.05 per barrel and reached the highest of US$53.14 for the period from July to October 2016 from the average Brent crude oil price of US$41.21 per barrel (with the lowest at US$27.88 per barrel) in the first half of 2016; the expected rise of international crude oil price based on OPEC’s 2015 World Oil Outlook issued in late 2015; the historical sales prices for crude oil during January 2015 to August 2016 (which ranged from approximately US$31.00 to US$65.00 per barrel) and in view of the anticipated recovery of international oil prices, the assumption that the sale prices in 2017 to be in the region of US$65.00 per barrel, representing an increase of approximately 26.8% as compared to the average realized oil price of US$51.27 per barrel in 2015; and the inflation and the expected recovery of international oil prices. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

LETTER FROM THE BOARD

Continuing connected transactions	Historical amounts	Existing 2016 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

(b) Long term sales of natural gas and liquefied natural gas	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB7,981 million, RMB10,557 million and RMB4,623 million, respectively	For the year ending 31 December 2016, RMB44,700 million	For the three years ending 31 December 2019, RMB25,654 million, RMB33,386 million and RMB43,649 million, respectively	The annual proposed caps for long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates have been determined with reference to previous transactions conducted and transaction amounts in respect of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates; the increase in the availability of natural gas and liquefied natural gas as a result of the expected commencement of production of a number of gas fields in the coming three years; the ongoing production of existing gas fields; the expected increase of the quantity of natural gas and liquefied natural gas to be sold in the coming three years by approximately 12% and 8% in 2018 and 2019 respectively based on (i) the discussions with the CNOOC Group on their estimated demand for natural gas and liquefied natural gas products in the coming years, and (ii) the Group’s estimated quantity of natural gas and liquefied natural gas to be sold in the coming three years based on the business plan and discussions with the CNOOC Group; the expected increase in sales to be made through the channel of an Associate of CNOOC; and the sale prices of the Group’s natural gas products with reference to historical sales price, contractual adjustment to gas prices for a particular gas field and estimated growth rate taking into account inflation and other factors. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

LETTER FROM THE BOARD

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the following categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set out under the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation to each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the Listing Rules:

•	Provision of marketing, management and ancillary services by CNOOC and/ or its Associates to the Group;

•	FPSO vessel leases from CNOOC and/or its Associates to the Group; and

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates.

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements, as each of the percentage ratios (other than the profits ratio), where applicable, in relation to each category of the Non-exempt Continuing Connected Transaction is, on an annual basis, expected to be equal or exceed 5%. The Company will seek the Independent Shareholders’ approval at the EGM for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.	the annual amount of each category of the Non-exempt Continuing Connected Transactions shall not exceed the relevant Proposed Caps;

2.	(i) the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and on normal commercial terms or better; and

(ii) the Non-exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Framework Agreement and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

3.	GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas.

CNOOC Group principally engages in the provision of engineering & technical services, refining and marketing, natural gas and power generation and financial services.

LETTER FROM THE BOARD

4.	EGM

Approval from the Independent Shareholders will be sought at the EGM for the renewal of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). A notice convening the EGM is set out on pages 66 to 67 of this Circular. Voting will be conducted by poll at the EGM as required under the Listing Rules.

CNOOC BVI is a direct wholly-owned subsidiary of OOGC and holds 64.44% interest in the Company. OOGC, in turn, is a direct wholly-owned subsidiary of CNOOC. Accordingly, the interest of CNOOC BVI in the Company is recorded in the interests of OOGC and CNOOC.

In view of the equity interest held directly and indirectly by CNOOC in OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the EGM.

There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon CNOOC; and (ii) no obligation or entitlement of CNOOC as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for use at the extraordinary general meeting is published on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.cnoocltd.com.) Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong in accordance with the instructions printed thereon not less than 36 hours before the time fixed for holding the EGM, if they do not intend to be present in person at the EGM.

5.	RECOMMENDATION OF THE BOARD

The Directors are of the opinion that the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the ordinary resolutions to be proposed at the EGM.

Mr. Yang Hua, Mr. Yuan Guangyu, Mr. Wu Guangqi and Mr. Lv Bo abstained from voting on the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the relevant board meeting due to their positions at CNOOC.

LETTER FROM THE BOARD

6.	RECOMMENDATION OF THE INDEPENDENT FINANCIAL ADVISER AND THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

Somerley considers the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group. Somerley also considers that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. Accordingly, Somerley recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). The full text of the letter from the Independent Financial Adviser issued by Somerley containing its recommendation in respect of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) is set out on pages 34 to 61 of this Circular.

The Independent Board Committee, having taken into account the advice of Somerley, considers the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group. The Independent Board Committee also considers that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). The full text of the letter from the Independent Board Committee is set out on page 33 of this Circular.

Yours faithfully, For and on behalf of the Board CNOOC Limited Yang Hua Chairman of the Board of Directors

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

CNOOC Limited

（中國海洋石油有限公 司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

16 November 2016

To the Independent Shareholders

Dear Sir or Madam,

We refer to the circular of the Company dated 16 November 2016 (the “Circular”) of which this letter forms part. Unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used herein.

We have been appointed by the Board as the Independent Board Committee to consider and advise you in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), details of which are set out in the Letter from the Board contained in the Circular. We also wish to draw your attention to the Letter from the Independent Financial Adviser as set out on pages 34 to 61 of the Circular.

Having considered the information set out in the Letter from the Board, the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) and the advice of the Independent Financial Adviser in relation thereto as set out on pages 34 to 61 of the Circular, we are of the view that the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group. We are also of the view that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps.

Yours faithfully,

For and on behalf of

the Independent Board Committee

CNOOC Limited

Chiu Sung Hong

Chairman of the Independent Board Committee

Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the letter of advice from the Independent Financial Adviser, Somerley Capital Limited, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED 20th Floor, China Building 29 Queen’s Road Central Hong Kong

16 November 2016

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2017 TO 2019

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on (1) the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), in respect of which the Independent Shareholders’ approval is being sought; and (2) the duration of agreements regarding long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years. Details of the Non-exempt Continuing Connected Transactions, the relevant Proposed Caps and the duration of agreements regarding long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years are set out in the “Letter from the Board” contained in the circular of the Company to the Shareholders dated 16 November 2016 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As at the Latest Practicable Date, based on the records of the Company, CNOOC indirectly owned approximately 64.44% of the total Shares of the Company through OOGC and CNOOC BVI. CNOOC is therefore a connected person (as defined under the Listing Rules) of the Company and the transactions contemplated under the Comprehensive Framework Agreement constitute continuing connected transactions for the Company under the Listing Rules. The Non-exempt Continuing Connected Transactions and the relevant annual caps for the two financial years ended 31 December 2014 and 2015, and the financial year ending 31 December 2016 were approved by the Independent Shareholders at the 2013 EGM. As the Group will continue to carry out the Non-exempt Continuing Connected Transactions with CNOOC and/or its Associates, the Company proposes to seek Independent Shareholders’ approval of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) which will be conducted in the coming three financial years ending 31 December 2017, 2018 and 2019.

The Independent Board Committee, comprising all four independent non-executive Directors, namely Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Kevin G. Lynch, has been established to make a recommendation to the Independent Shareholders on whether (1) the terms of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned; (2) the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

business of the Group; and (3) the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. We, Somerley Capital Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. Furthermore, under Rule 14A.52 of the Listing Rules, we are required to explain why the agreements relating to long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates require a longer period, and to confirm that it is normal business practice for such agreements to be of such duration.

During the past two years, there were no engagements between the Company and Somerley Capital Limited. As at the Latest Practicable Date, there were no relationships or interests between (a) Somerley Capital Limited and (b) the Group and the CNOOC Group that could reasonably be regarded as a hindrance to our independence as defined under Rule 13.84 of the Listing Rules to act as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions contemplated under the Comprehensive Framework Agreement and the relevant Proposed Caps as detailed in the Circular.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the executive Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, CNOOC or its Associates, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether (a) the terms of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned; (b) the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group; and (c) the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole, we have taken into account the principal factors and reasons set out below:

1.	Background to and reasons for the Non-exempt Continuing Connected Transactions

The Group is principally engaged in the exploration, development, production and sale of crude oil and natural gas.

CNOOC is the controlling Shareholder of the Company. As set out in the 2013 Circular, the Non-exempt Continuing Connected Transactions were carried out between the Group and CNOOC and/or its Associates prior to the reorganisation. As part of the reorganisation, CNOOC established the Company and transferred all of its then operational

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

and commercial interests in its offshore petroleum business to the Group. CNOOC retained enterprises which are primarily engaged in, among other things, provision of exploration, development, production, marketing, management and ancillary services in respect of the oil and gas and downstream petroleum businesses (such as fertilizer and methanol business).

Given the above delineation in businesses of the Group and CNOOC Group, the Group becomes a supplier of petroleum and natural gas products to CNOOC Group (i.e. the remaining business), while CNOOC Group continues to provide exploration, development, production, marketing, management and ancillary services in respect of the oil and gas to the Group. We consider this is a normal business practice. We note from the recent annual report of PetroChina Company Limited (Hong Kong stock code: 857) (“PetroChina”), a company listed on the Stock Exchange, that PetroChina sells, among other things, crude oil, natural gas, refined oil products and chemical products to its parent company, China National Petroleum Corporation (“CNPC”). At the same time, CNPC group provides, among other things, exploration technology services, downhole operation services, oilfield construction services, oil refinery construction services, and engineering and design services to PetroChina. This is also the case for China Petroleum & Chemical Corporation (Hong Kong stock code: 386) (“Sinopec”), a company listed on the Stock Exchange. As disclosed in its recent annual report and relevant announcement, Sinopec engages in a number of continuing connected transactions involving (i) supply of crude oil, natural gas, refined and petrochemical products and by-products by Sinopec to its parent company, namely China Petrochemical Corporation; and (ii) provision of, among other things, ancillary production services by its parent company to Sinopec. We consider the Non-exempt Continuing Connected Transactions between the Group and CNOOC and/or its Associates are not unusual in our experience because the business of the Group was spun off from a much bigger group of CNOOC and these are also the cases for PetroChina and Sinopec which were spun off from their respective parent group.

Furthermore, we are advised by the executive Directors that if the Group chooses to conduct exploration, development, production and support services on its own instead of from CNOOC and/or its Associates, it may be more costly for the Group and the Group will have to incur a substantial amount of capital costs and staff overheads which may adversely affect its financial results and increase its risk profile. We understand from the executive Directors that both the supply and usage of petroleum and natural gas products in the PRC are dominated by CNPC, China Petrochemical Corporation and CNOOC, being the three largest oil and gas companies in the PRC. Given that the local market prices for petroleum and natural gas products are generally competitive with the international market prices after taking into account the associated costs for export such as tariff and overseas transportation costs, the Group has sold most of its petroleum and natural gas products within the PRC. As a result, the Group has historically supplied petroleum and natural gas products to CNOOC and/or its Associates, as well as to CNPC, China Petrochemical Corporation and/or their respective Associates.

As advised by the executive Directors, the Group is satisfied with the services/products provided by CNOOC and/or its Associates and vice versa. In view of the long-term and sound business relationship between the Group and CNOOC and/or its Associates, and given that the Non-exempt Continuing Connected Transactions will be conducted on normal commercial terms or better under the Comprehensive Framework Agreement, we consider that it is in the interests of the Company and the Shareholders as a whole to conduct the Non-exempt Continuing Connected Transactions to facilitate the operation and growth of the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Company’s business. In light of the respective principal activities of the Group, we also consider that the Non-exempt Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group.

The Non-exempt Continuing Connected Transactions and the relevant annual caps for the two financial years ended 31 December 2014 and 2015, and the financial year ending 31 December 2016 were approved by the Independent Shareholders at the 2013 EGM. The existing comprehensive framework agreement will expire on 31 December 2016. The executive Directors consider that it is in the commercial interest of the Company to seek approval from the Independent Shareholders for continuing the Non-exempt Continuing Connected Transactions for the coming three financial years ending 31 December 2017, 2018 and 2019 up to the limit specified in the relevant Proposed Caps.

2.	Principal terms of the Non-exempt Continuing Connected Transactions

The Comprehensive Framework Agreement sets out the major terms such as the pricing basis for the Non-exempt Continuing Connected Transactions and are substantially on the same terms as the comprehensive framework agreement entered into by the Company on 6 November 2013, as described in the 2013 Circular, with more details about the pricing principles. The detailed terms as to (1) specific products and services requested by the relevant party; (2) detailed technical and other specifications which may be relevant to those products or services; and (3) the quantities and fees for the products and services will be agreed from time to time based on the major terms as set out in the Comprehensive Framework Agreement. Details of the major terms of the Comprehensive Framework Agreement are set out in the “Letter from the Board” contained in the Circular with major terms summarised as follows:

Categories of the Non-exempt Continuing Connected Transactions under the Comprehensive Framework Agreement

(i)	Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include well site survey, seismic data acquisition and processing, integrated exploration research services, exploration well operation, related technical services on exploration well, tow-boat, transportation and safety services, and other related technical and supporting services.

(ii)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include platform survey, drilling and completion well operation, related technical services on drilling and completion, design, construction, installation and tuning of production facilities, shipping transportation, provision of materials/equipment, integrated research on development techniques, and other related technical and supporting services. Following successful completion of the exploration activity (i.e. oil or gas reserve is found), the oil and gas field will proceed to the development phase.

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(iii)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations include integrated research on production techniques, well workover, shipping transportation, oil tanker transportation, provision of materials/ equipment, maintenance of platform, repair of equipment and pipeline, production operations, oil and gas production labour services, warehousing and storage, lease of equipment and building, road transportation services, telecommunication and network services, wharf services, construction services, including roads, wharf, buildings, factories and water barrier, maintenance and repair of major equipment, medical, childcare and social services, provision of water, electricity, gas and heat, security and fire services, technical training, accommodation, maintenance and repair of buildings, catering services, and other related technical and supporting services.

(iv)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described under the paragraph headed “Long term sales of natural gas and liquefied natural gas” below, the Group also sells certain volume of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

(b)	Long term sales of natural gas and liquefied natural gas

Natural gas is sold to CNOOC and/or its Associates engaging in downstream petroleum businesses. The Group has liquefied natural gas related upstream projects in overseas and may sell liquefied natural gas explored from these gas reserves and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. These sales are long term in nature due to the reasons mentioned in the paragraph headed “Duration of agreements regarding long term sales of natural gas and liquefied natural gas” below. The Group classifies sales contracts with duration of 5 years or more as long term contracts for sales of natural gas and liquefied natural gas.

Pricing and payment terms of the Non-exempt Continuing Connected Transactions

In general, the Non-exempt Continuing Connected Transactions will be conducted, after arm’s length negotiations among parties, on normal commercial terms or better under prevailing local market conditions including considerations such as volume of sales, length of contracts, volume of services, overall customer relationship and other market factors.

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As set out in the “Letter from the Board” of this Circular, on the basis of the basic principle for the Non-exempt Continuing Connected Transactions, each type of products or services must be charged in accordance with the following pricing mechanism and in the sequential order of (a) government-prescribed price; or (b) where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices. Government-prescribed price refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions or other regulatory departments. Government-prescribed prices are applicable to water supply, electricity supply, gas supply and heat supply. Further details are set out in the “Letter from the Board” of this Circular.

In determining market prices for the Non-exempt Continuing Connected Transactions, the Group made reference to the price charged by at least two independent third parties (if applicable) in areas (or nearby areas) providing such type of services on normal terms with comparable scale at that time. Market price will be determined in accordance with normal commercial terms through public tender, price comparison (for example, through relevant websites which are commonly used in the industry) or arm’s length negotiations between the parties taking into consideration of factors such as market benchmarks, prevailing market conditions and nature of the products or services. If there does not exist two or more independent third parties providing the type of services, the price will be determined in accordance with the negotiations between the parties of the transactions. Further details regarding the pricing basis of the Non-exempt Continuing Connected Transactions are set out in the sub-sections headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” and “Pricing Determination” under the section headed “Renewal of Continuing Connected Transactions in respect of 2017 to 2019” in the “Letter from the Board” of the Circular.

As discussed above and as set out in the “Letter from the Board” of the Circular, pricing policy for the Non-exempt Continuing Connected Transactions include (a) government-prescribed price (applicable to provision of water, electricity, gas and heat under provision of oil and gas production and support services); or (b) where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices (applicable to (i) provision of exploration and support services; (ii) provision of oil and gas development and support services; (iii) provision of oil and gas production and support services (other than provision of water, electricity, gas and heat); and (iv) sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates). The pricing of the Non-exempt Continuing Connected Transactions will be determined based on/with reference to either (a) government-prescribed price (being prices set by the governments for each type of products and services) or (b) market price based on industry and/or international information from different sources, including the Rigzone website (one of the leading online resources for the oil and gas industry), Brent crude oil price and Platts Tapis (both are references commonly used in the industry as advised by the executive Directors and available in Bloomberg), Pertamina’s official quoted prices (Pertamina engages in oil, gas, renewable and new energy business in Indonesia and internationally), annual reports of other goods and services providers such as Schlumberger Limited, The Halliburton Company and Baker Hughes (three companies listed on the New York Stock Exchange providing oil and gas services) and prices charged by other independent suppliers in the local markets. This allows the Group’s pricing standard to be in line with the pricing standards used in the industry or

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international market. The pricing of the Non-exempt Continuing Connected Transactions will be determined by the Group considering a number of factors, including, among other things, nature of specific goods and services, complexity of operation and/or quality of products, for each type of the Non-exempt Continuing Connected Transactions with reference to the abovementioned industry and/or international information. For (i) provision of exploration and support services; (ii) provision of oil and gas development and support services; and (iii) provision of oil and gas production and support services (other than provision of water, electricity, gas and heat), we have discussed with and understand from the executive Directors that references will be made to historical prices quoted by independent third party service providers plus the historical prices multiplied by annual movement ratio of the profit margin of the service providers, which is calculated based on information in their annual reports, as well as taking into account specific working environment of the related project, and (if in extreme circumstances) the movement of the oil price. The prices will also be determined through a tendering process when there exists competing service providers in the market. Further details of the pricing basis are set out in the “Letter from the Board” of the Circular. It is set out in the “Letter from the Board” of the Circular that pricing for (i) provision of exploration and support services; (ii) provision of oil and gas development and support services; and (iii) provision of oil and gas production and support services (other than provision of water, electricity, gas and heat) will be normally approximately 80% to 100% of the reference prices, and thus the prices payable by the Group to CNOOC and/or its Associates is expected to be equal to or less than the reference prices (which are based on historical transactions with independent third party service providers, adjusted based on, among other things, information on the annual report of the service providers). For sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates (including long term sales), we understand from the executive Directors that the Group will adopt the same pricing policies (including making references to benchmark prices and determining the pricing based on same set of criteria) for transactions with both CNOOC and/or its Associates and independent third party customers. We have reviewed two contracts of sales of petroleum by the Group to a connected person and an independent third party in October 2016, and noted that the same pricing term (including benchmark price and adjustment) was adopted in both contracts. On this basis and taking into account the internal control measures of the Group as set out in the sub-section headed “Internal control measures regarding continuing connected transactions” below, we consider that the pricing of the Non-exempt Continuing Connected Transactions will be on normal commercial terms.

The consideration for the Non-exempt Continuing Connected Transactions have been and will be satisfied in the same way as the payment methods adopted in transactions between the Company and independent third parties. Payment terms will be defined in the individual agreements to be entered into between the Company and CNOOC and/or its Associates.

3.	Internal control measures regarding continuing connected transactions

As set out in the sub-section headed “Internal control measures to ensure connected transactions are conducted in accordance with the Comprehensive Framework Agreement” in the “Letter from the Board” of the Circular, the controller’s department of the Company regularly monitors the actual amounts incurred for each of the Continuing Connected Transaction for the purpose of ensuring the relevant annual caps are not exceeded, and the internal control and risk management team of the Company organises and runs internal

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control tests regularly to evaluate the comprehensiveness and effectiveness of the internal control measures in relation to continuing connected transactions. As advised by the executive Directors, if applicable, for the provision of services, the Group will request CNOOC and/or its Associates to provide, along with other potential independent service providers, quotations (including proposals) in respect of the requested services. Following the receipt of quotations from CNOOC and/or its Associates, and other potential independent service providers, the Group will evaluate and compare the terms of quotations and determine the winning service providers by taking into account factors such as price quotations, quality of the services, ability of the service providers in meeting technical specifications and delivery schedules, and qualification and relevant experiences of the service providers. The contract will be awarded to the service provider who fulfills the technical requirements and offers the most favourable pricing to the Company. Accordingly, CNOOC and/or its Associates may or may not be awarded the contracts. On the other hand, should CNOOC and/or its Associates consider that the terms of the contracts offered by the Group are not commercially acceptable, CNOOC and/or its Associates may also choose not to accept the contracts. Depending on the circumstances, market prices will also be obtained through, among other things, referencing to international benchmarks, public tender, price enquiry and comparison on industry websites.

In order to assess the adequacy and appropriateness of the internal control procedures above, we have reviewed the internal control policy of the Company and discussed with the management of the Company to understand the procedures. We have also reviewed sample documents provided by the Company (including, among other things, invoices, contracts, price comparison documents and other related documents) with respect to provision of services (three transactions with one transaction from each of the exploration, development and production category with respective contract entered into between September 2015 to September 2016, selected based on timing of entering into of contracts for the relevant services), and sales transactions (three transactions, relating to the sales of natural gas from February to May 2016, selected based on amounts of the transactions during the six months ended 30 June 2016) (the “Sample Transactions”) under the Non-exempt Continuing Connected Transactions conducted with CNOOC and/or its Associates. There was no comparable independent third party transactions for comparison with the Sample Transactions. As set out above, we have selected three transactions on a sampling basis from each of (a) transactions for provision of services; and (b) sales transactions, covering all four categories of the Non-exempt Continuing Connected Transactions (i.e. (i) provision of exploration and support services; (ii) provision of oil and gas development and support services; (iii) provision of oil and gas production and support services; and (iv) sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates), we are of the view that the Sample Transactions represent a fair and representative sample to form our conclusion with respect to the Non-exempt Continuing Connected Transactions as set out below. As discussed above, for the provision of services, the Group will request quotations from CNOOC and/or its Associates and at least two independent service providers, and after evaluation taking into account the factors as mentioned above, award the contract to the service provider who fulfills the technical requirements and offers the most favourable pricing to the Company. If there does not exist two or more independent service providers, the price will be determined in accordance with negotiations between the parties. For sales of products by the Group to CNOOC and/or its Associates (e.g. natural gas), we understand from the executive Directors that market prices will be determined in accordance with normal commercial terms through arm’s length negotiation between the parties taking into account, among other things, the specific features of the gas field such as development costs, ongoing operating costs and the required rate of return. Based on our discussions and review of documents obtained from the Company in relation to the Sample Transactions, we

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note that they are consistent with the pricing policy as described above. The consideration for the Non-exempt Continuing Connected Transactions will be satisfied in the same way as the payment methods adopted in transactions between the Company and independent third parties. Detailed terms (including payment terms) will be agreed and defined in the individual agreements to be entered into between the Company and the selected service provider or customer.

We consider that the abovementioned measures are in the interests of the Independent Shareholders as their interests are safeguarded by (a) obtaining and comparing independent third party quotations; (b) market price determination methods; and (c) the monitoring measures of the Company as detailed in the sub-section headed “Internal control measures to ensure connected transactions are conducted in accordance with the Comprehensive Framework Agreement” in the “Letter from the Board” of the Circular.

4.	Review of the Non-exempt Continuing Connected Transactions by the auditors

The auditors of the Company have performed a review of the Non-exempt Continuing Connected Transactions for the two financial years ended 31 December 2014 and 2015 (the “Past Transactions”). We noted from the 2014 and 2015 annual reports of the Company that the auditors confirmed that the Past Transactions (a) had received the approval of the Board; (b) were in accordance with the pricing policies involving provision of goods or services by the Company as stated in the Company’s financial statements; (c) were entered into in accordance with the relevant agreements governing them; and (d) had not exceeded the applicable caps.

Based on the analysis above, the auditors’ review of the Past Transactions and the obligations of the Directors to comply with the Listing Rules to conduct the Non-exempt Continuing Connected Transactions on normal commercial terms, we consider that the Non-exempt Continuing Connected Transactions are being conducted on normal commercial terms.

5.	Proposed Caps

The Non-exempt Continuing Connected Transactions are subject to the relevant Proposed Caps whereby for each of the three financial years ending 31 December 2017, 2018 and 2019, the value of the Non-exempt Continuing Connected Transactions will not exceed the applicable annual amounts stated in the Letter from the Board contained in the Circular.

In assessing the reasonableness of the relevant Proposed Caps, we have discussed with the executive Directors and management of the Company the basis and underlying assumptions for the purpose of setting the relevant Proposed Caps.

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(i)	Provision of exploration and support services

Set out below are the approximate value of the provision of exploration and support services by CNOOC and/or its Associates to the Group for the two financial years ended 31 December 2014 and 2015 and the six months ended 30 June 2016:

	Financial year ended 31 December		Six months ended
	2014 RMB million	2015 RMB million	2016 RMB million

Aggregate value of the provision of exploration and support services	11,050	7,457	1,946
Approximate decrease as compared to the previous year (%)		32.5%

As set out in the Company’s 2015 annual report, international oil prices continued to remain at low levels and the exploration capital expenditure of the Company decreased by approximately 36% compared to 2014, which mainly contributed to the decrease in the aggregate value of the provision of exploration and support services provided by CNOOC and/or its Associates in 2015 compared to 2014. As noted from Bloomberg, the average Brent crude oil price decreased by approximately 46% from US$99.45 per barrel in 2014 to US$53.60 per barrel in 2015, and decreased further to US$41.21 per barrel (with lowest at US$27.88 per barrel) in the first half of 2016. For the period from July to October 2016, the average Brent crude oil price bounced back to US$48.05 per barrel and reached the highest of US$53.14 per barrel during such period, representing a surge of approximately 91% from the lowest price in January 2016. We also note similar trend in Duri oil prices (a reference commonly used in the industry as advised by the executive Directors and available in Bloomberg) which decreased by approximately 50% from US$94.85 per barrel in 2014 to US$47.15 per barrel in 2015, and further decreased to US$33.54 per barrel in the first half of 2016. During the period from January to October 2016, Duri oil price surged from the lowest US$22.42 per barrel in January 2016 by approximately 106% to highest US$46.28 in October 2016. For the six months ended 30 June 2016, the Company’s exploration progressed steadily and as set out in the Company’s 2016 interim report, capital expenditure for exploration was RMB4.3 billion, representing a decrease of approximately 40% compared to same period last year. For the six months ended 30 June 2016, the aggregate value of provision of exploration and support services provided by CNOOC and/or its Associates was approximately RMB1,946 million.

As stated in the Company’s 2016 interim report and as advised by the executive Directors, the Group will continue to focus on the exploration of mid-to-large sized oil and gas fields and optimize its exploration portfolios, although uncertainties on oil prices still remain. In the first half of 2016, the Group made six new discoveries and drilled twenty-six successful appraised wells. The six new discoveries were Luda 29-1, Jinzhou 25-1 West, Penglai 20-2, Caofeidian 12-6 in Bohai, Weizhou 6-13 North in Western South China Sea and Huizhou 21-1 South in Eastern South China Sea. As set out in the Company’s announcement dated 26 October 2016, for the third quarter of 2016, the Company made one new discovery, namely Panyu 4-1, and drilled ten

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successful appraisal wells offshore China. The Group intends to continue to conduct more exploration work to acquire more seismic data and drill more exploration wells in various exploration areas including these new discoveries. In view of this, it is estimated that the value of exploration and support services provided by CNOOC and/ or its Associate in 2017 will be approximately RMB9,969 million. We have reviewed a discussion paper provided by the Company regarding the expected exploration activities of the Group for the coming three years from 2017 to 2019. We note that the expected number of independent exploration wells of the Group in 2018 will increase by approximately 10% as compared to the number of independent exploration wells in 2017, and will further increase by approximately 9% in 2019. It is further noted from the discussion paper provided by the Company that the increase in the estimated capital expenditure on exploration work to be conducted by the Group from 2017 to 2019 is in line with the above. The executive Directors are of the view that uncertainties remain in both the international and domestic macro environment, as well as recovery of international oil prices. Accordingly, by taking a prudent approach, the executive Directors estimate that the aggregate value of the provision of exploration and support services by CNOOC and/or its Associates will be RMB10,579 million in 2018 and RMB11,590 million in 2019.

Taking into account the aforesaid factors, the Proposed Caps for the provision of exploration and support services are set as follows:

	Financial year ending 31 December
	2017 RMB million	2018 RMB million	2019 RMB million

Proposed Caps for the provision of exploration and support services	9,969	10,579	11,590
Approximate increase as compared to the annual cap of previous year (%)		6.1%	9.6%

(ii)	Provision of oil and gas development and support services

Set out below are the approximate value of the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group for the two financial years ended 31 December 2014 and 2015 and the six months ended 30 June 2016:

	Financial year ended 31 December		Six months ended 30 June
	2014 RMB million	2015 RMB million	2016 RMB million

Aggregate value of the provision of oil and gas development and support services	41,299	22,733	6,583
Approximate decrease as compared to the previous year (%)		45.0%

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In 2015, the capital expenditure of the Group on development decreased by approximately 38% as compared to 2014. This together with a low oil price environment, mainly contributed to the decrease in aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group in 2015. As set out in the Company’s 2016 interim report, the Company continued to deal with low oil prices by cutting its total capital expenditure and at the same time mitigated the adverse impact of reduced capital expenditure through cost control and efficiency enhancement to ensure ongoing development and production operations. For the six months ended 30 June 2016, the aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group amounted to approximately RMB6,583 million.

When estimating the Proposed Caps with respect to the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group, the executive Directors have taken into account the production schedule and work plan of the Group for the coming three years. As mentioned above, the Company successfully appraised twenty-six wells (twenty in offshore China, six in overseas) in the first half of 2016. For the third quarter of 2016, the Group drilled ten successful appraised wells offshore China and an increase in the level of development activities is expected in coming years. We have reviewed a discussion paper provided by the Company regarding the expected development activities of the Group for coming three years from 2017 to 2019 and note that currently there are nine oilfield and three gas field projects under development. In addition, the Group has around thirty projects currently under appraisal for the development stage and all of these projects is expected to commence production in the coming few years. As advised by the executive Directors, the appraised wells and projects as mentioned above are expected to be of different size. The Group will plan for its schedule of development of oil and gas fields, which will depend on, among other things, number and size of successfully appraised wells, oil prices and production schedule of the Group. The executive Directors have considered the Group’s development schedule for the coming three years from 2017 to 2019 when determining the Proposed Caps for the provision of oil and gas development and support services, and considered that the Group’s level of development activities will increase from 2017 to 2019. In general, the return of development of oil and gas projects will be affected by the oil and gas prices which in turn will affect the level of development activities. Taking into account (a) the number of appraised wells and projects as mentioned above; and (b) the recent recovery in crude oil prices in July to October 2016 as mentioned in paragraph (i) of this sub-section above, we are of the view that the executive Directors’ estimate of an increased level of development activities in 2017 to 2019 to be reasonable.

In view of the objective to accelerate the development of new oil and gas projects to ensure the annual production target is achieved, and taking into account the above factors, the executive Directors estimate that the Proposed Caps for the provision of oil and gas development and support services are as follows:

	Financial year ending 31 December
	2017 RMB million	2018 RMB million	2019 RMB million

Proposed Caps for the provision of oil and gas development and support services	31,670	38,289	43,745
Approximate increase as compared to the annual cap of previous year (%)		20.9%	14.2%

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(iii)	Provision of oil and gas production and support services

Set out below are the approximate value of the provision of oil and gas production and support services by CNOOC and/or its Associates to the Group for the two financial years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Financial year ended 31 December		Six months ended 30 June
	2014 RMB million	2015 RMB million	2016 RMB million

Aggregate value of the provision of oil and gas development and support services	8,688	8,384	3,251
Approximate decrease as compared to the previous year (%)		3.5%

In 2015, the aggregate value of provision of oil and gas production and support services remained stable as compared to 2014. A number of projects including Jinzhou 9-3 comprehensive adjustment, Bozhong 28/34 comprehensive adjustment, Kenli 10-1 oilfield, Dongfang 1-1 phase I adjustment and Luda 10-1 comprehensive adjustment commenced production. As set out in the Company’s 2016 interim report, two new projects, namely Kenli 10-4 oilfield and Panyu 11-5 oilfield commenced production in the first half of 2016. During the six months ended 30 June 2016, the Company’s total net production remained stable and the aggregate value of the provision of oil and gas production and support services by CNOOC and/or its Associates amounted to approximately RMB3,251 million.

When determining the Proposed Caps for the provision of oil and gas production and support services, the executive Directors considered, among other things, the Group’s production schedule of oil and gas fields for the coming three years. We understand from the executive Directors that in the second half of 2016, more oil and gas fields are expected to commence or has commenced production including Enping 18-1 oilfield in South China Sea and it is currently expected that over fifteen oilfields and over ten gas fields will commence production in coming years. As a result, the executive Directors estimate that the level of production and support services required by the Group in the coming three years will increase. In view of the number of projects commenced/commencing production in 2016, the executive Directors estimated that the level of production activities will continue to increase in 2017. For the year ending 2018 and 2019, the executive Directors estimate that the aggregate value of the provision of oil and gas production and support services by CNOOC and/or its Associates will increase by approximately 16% and 15% respectively. We note from the Company’s annual reports that net production (in million BOE) from 2012 to 2015 showed an increase ranging from approximately 5% to 20%. Accordingly, we are of the view that the estimated increases of the Proposed Caps for the years ending 2018 and 2019 in respect of the provision of oil and gas production and support services by CNOOC and/or its Associates to be reasonable.

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Taking into account the aforesaid factors, the Proposed Caps for the provision of production and support services are set as follows:

	Financial year ending 31 December
	2017 RMB million	2018 RMB million	2019 RMB million

Proposed Caps for the provision of oil and gas development and support services	12,625	14,678	16,877
Approximate increase as compared to the annual cap of previous year (%)		16.3%	15.0%

(iv)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

Set out below are the approximate value of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates for the two financial years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Financial year ended 31 December		Six months ended 30 June
	2014 RMB million	2015 RMB million	2016 RMB million

Aggregate value of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	157,290	105,401	40,622
Approximate decrease as compared to the previous year (%)		33.0%

We are advised by the executive Directors that nearly all the sales under this category relates to the sales of petroleum. Minimal amount of natural gas products are sold to CNOOC and/or its Associates under this category because natural gas products are mainly sold to CNOOC and/or its Associates under long term sales contracts as more particularly discussed below.

As set out in the Company’s 2015 annual report, the Company’s average realised oil price was US$51.27 per barrel, representing a decrease of approximately 47% year over year due to, among other things, low international oil prices affected by oversupply of crude oil. This mainly contributed to the

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decrease in the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates as compared to 2014. As set out in the Company’s announcement dated 28 April 2016, the Company’s average realised oil price for the first quarter of 2016 was US$32.54 per barrel, representing a further decrease of approximately 37% as compared to that of 2015. For the six months ended 30 June 2016, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) amounted to approximately RMB40,622 million.

When determining the annual caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas), the executive Directors make reference to, among other things, the scheduled production capacity of the Group for the coming years. The executive Directors also discussed with the management of CNOOC and/or its Associates regarding their business development and demand for petroleum and natural gas products for the coming years, including plans to expand its existing refinery facilities. The Company notes that CNOOC has commenced operating an upgraded refinery project in eastern China in 2016 following a revamp programme. The Company further understands from CNOOC that it intends to continue to devote more resources in upgrading and expanding its refinery capacities. Therefore the demand for petroleum and gas products from CNOOC and/or its Associates is expected to increase. We have discussed and reviewed a paper (the “Paper”) provided by the Company setting out the total estimated quantity for the sale of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) for the coming three years, after taking into account the Group’s production plan, expected demand for the products as well as flexibility in view of uncertainties surrounding oil prices and production to cater for possible adjustments in prices and capture more business opportunities.

In determining the annual cap for 2017, the executive Directors made reference to the historical sales prices for crude oil during January 2015 to August 2016 (ranged from approximately US$31 to US$65 per barrel) and assume the sale prices in 2017 to be in the region of US$65 per barrel, representing an increase of approximately 26.8% as compared to the average realised oil price of US$51.27 per barrel in 2015. The petroleum sold by the Group is mainly heavy oil. Therefore, we conduct research on Bloomberg with respect to historical heavy oil monthly prices during January 2015 to August 2016 in Indonesia and note that such heavy oil monthly prices showed a similar range. For estimating the annual cap, we consider the use of heavy oil price at the high range (i.e. US$65 per barrel) is reasonable as the oil prices have been volatile as demonstrated in Indonesia heavy oil monthly prices during January 2015 to August 2016. Given the volatility in the past and future oil prices for coming three years cannot be accurately predicted by the executive Directors, the use of heavy oil price at the high range (i.e. US$65 per barrel) provides flexibility for the Group to capture the business opportunities offered by CNOOC and/or its Associates should they place more orders with the Group. We have searched from Bloomberg for forecast of Brent crude oil prices, which is based on the results from a number of analysts. As sourced from Bloomberg as at the Latest Practicable Date, the forecast Brent crude oil price in 2017 made by analysts since 2016 is in a range of US$38 per barrel and US$78 per barrel and the price of US$65 per barrel adopted by the Company is within the range. In addition, given the sales of petroleum and natural

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gas products (other than long term sales of natural gas and liquefied natural gas) contemplated under the Comprehensive Framework Agreement will be conducted after arm’s length negotiations among parties on normal commercial terms or better, we consider the use of this price is acceptable. Based on the above factors, the executive Directors estimate that the aggregate value for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) will be RMB263,893 million in 2017.

In estimating the annual caps for 2018 and 2019, the executive Directors have assumed an increase in price of approximately 20% taking into account factors such as inflation and recovery of global economy including oil prices. We note that the price of international crude oil is expected to rise in the coming years according to the 2015 World Oil Outlook issued by the Organization of the Petroleum Exporting Countries (OPEC) in late 2015. We further note from the operating summary contained in the Company’s 2015 annual report that the mean of annual movement of average realised oil price from 2012 to 2015 was approximately 20%. Accordingly, we are of the view that the estimate of approximately 20% annual increase in sales prices to be reasonable. On this basis, the executive Directors estimate that the aggregate value for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) will be RMB314,371 million and 437,773 million in 2018 and 2019 respectively.

Following incorporation of these factors, the Proposed Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) are set as follows:

	Financial year ending 31 December
	2017 RMB million	2018 RMB million	2019 RMB million

Proposed Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	263,893	314,371	437,773
Approximate increase as compared to the annual cap of previous year (%)		19.1%	39.3%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)	Long term sales of natural gas and liquefied natural gas

Set out below are the approximate value of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates for the two financial years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Financial year ended 31 December		Six months ended 30 June
	2014 RMB million	2015 RMB million	2016 RMB million

Aggregate value of the long term sales of natural gas and liquefied natural gas	7,981	10,557	4,623
Approximate increase as compared to the previous year (%)		32.3%

In 2015, the Group’s long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates increased by approximately 32%, whilst the Group’s total long term sales of natural gas and liquefied natural gas (including sales to independent third parties) increased slightly by approximately 2.6%. As advised by the executive Directors, more sales were made to CNOOC and/or its Associates as compared to independent customers during the year, as such centralised arrangement allows the Group to leverage on the customer base and sales channel of an Associate of CNOOC to boost sales, as well as to save costs. For the six months ended 30 June 2016, the Group’s long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associate amounted to approximately RMB4,623 million.

Based on the Group’s production schedule, a number of gas fields are expected to commence production in the coming three years, including Dongfang 13-2 gas field. Therefore, more natural gas and liquefied natural gas will be available for sale. Also, when estimating the Proposed Caps with respect to long term sales of natural gas and liquefied natural gas, the executive Directors also discussed with the management of CNOOC and/or its Associates regarding their estimated demand for natural gas and liquefied natural gas products for coming years. We have discussed and reviewed the Paper provided by the Company setting out, among other things, the estimated quantity of natural gas and liquefied natural gas to be sold for the coming three years taking into account the factors mentioned above, and it is expected to increase by approximately 12% and 8% in 2018 and 2019 respectively. Further, the executive Directors advised us that more sales are expected to be made through the channel of an Associate of CNOOC in the coming three years in view of the benefits as discussed above. When estimating the sale prices of natural gas, the executive Directors made reference to, among other things, the historical sale prices in 2015 for natural gas produced from each gas field, adjustments mechanism of natural gas prices in relation to a particular gas field pursuant to contract, and the estimated growth rate of the products in the coming three years.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Taking into account the aforesaid factors, as well as the flexibility for the Group to capture more business opportunities, the Proposed Caps for the long term sales of natural gas and liquefied natural gas are set as follows:

	Financial year ending 31 December
	2017 RMB million	2018 RMB million	2019 RMB million

Proposed Caps for the long term sales of natural gas and liquefied natural gas	25,654	33,386	43,649
Approximate increase as compared to the annual cap of previous year (%)		30.1%	30.7%

Discussion on the Proposed Caps with respect to the Non-exempt Continuing Connected Transactions

The table below summarises the historical transaction amounts of each of the Non-exempt Continuing Connected Transactions for the six months ended 30 June 2016:

	Historical transaction amunt for the six months ended 30 June 2016	Annualised transaction amount for the year ending 31 December 2016	Existing annual cap for the year ending 31 December 2016	Utilisation rate
		(Note 1)		(Note 2)
	RMB million	RMB million	RMB million	%
Provision of exploration and
support services	1,946	3,892	17,200	22.6
Provision of oil and gas
development and support
services	6,583	13,166	52,100	25.3
Provision of oil and gas production and support
services	3,251	6,502	12,800	50.8
Sales of petroleum and
natural gas products (other
than long term sales of
natural gas and liquefied
natural gas)	40,622	81,244	504,400	16.1
Long term sales of natural gas and liquefied natural
gas	4,623	9,246	44,700	20.7

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Notes:

1.	The annualised transaction amounts for each of the Non-exempt Continuing Connected Transactions were calculated based on the respective historical transaction amounts for the six months ended 30 June 2016.

2.	Utilisation rate is calculated based on the annualised transaction amounts and existing annual caps for the year ending 31 December 2016 for each of the Non-exempt Continuing Connected Transactions.

We note from the table above that the utilisation rate of the existing 2016 annual caps of the Non-exempt Continuing Connected Transactions, save for the provision of oil and gas production and support services, are all below 50%. We have discussed with the executive Directors regarding the underutilisation of the existing 2016 annual caps and understand from the executive Directors that this is mainly contributed by, among other things, (1) international oil prices continued to remain at a low level; (2) cost control measures implemented by the Group in response to a low oil price environment including reduction in capital expenditure which mainly affected the level of exploration and development activities of the Group; and (3) terms offered by CNOOC and/or its Associates may not always be competitive as compared to terms offered by independent third parties. In this case, the Company does not proceed with the Continuing Connected Transactions so as to safeguard interests of the Independent Shareholders. Further details regarding our analysis on the historical transaction amounts for each of the Non-exempt Continuing Connected Transactions is set out in this section above.

We are further advised by the executive Directors that they have considered the low utilisation rates, especially those of the four categories with utilisation rate below 50%, when determining the relevant Proposed Caps although the executive Directors are of the view that a balanced approach should be adopted when determining the relevant Proposed Caps considering the Group’s future requirements. For the four categories relating to exploration, development, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas), and long term sales of natural gas and liquefied natural gas, the executive Directors consider that downward adjustments to the relevant Proposed Caps will be appropriate for the year ending 31 December 2017, which is detailed in the table below.

	Existing annual cap for the year ending 31 December 2016	Proposed Cap for the year ending 31 December 2017	Downward adjustment from 2016
	RMB (‘000)	RMB (‘000)%

Provision of exploration and support services	17,200	9,969	42.0
Provision of oil and gas development and support services	52,100	31,670	39.2
Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	504,400	263,893	47.7
Long term sales of natural gas and liquefied natural gas	44,700	25,654	42.6

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Low oil prices are one of the key factors affecting the Group’s operations including the low utilisation rates (an average of approximately 20% for the four categories with utilisation rate below 50%) of the existing 2016 annual caps as set out above. We note from Bloomberg that during the first half of 2016, the average Brent crude oil price was down to its lowest at US$27.88 per barrel in January 2016, representing a decrease of approximately 48% as compared to the average in 2015. We further note that for the period from July to October 2016, the average Brent crude oil price bounced back to US$48.05 per barrel and reached its highest at US$53.14 per barrel during such period, representing a surge of approximately 91% from the lowest price in January 2016. The movements of international oil prices have been volatile but showed sign of recovery based on the above. Despite the low utilisation rates as set out above, taking into account (a) recent trend of international oil prices and its volatility; (b) the executive Directors have considered the low utilisation rates of the relevant existing annual caps in determining the relevant Proposed Caps; and (c) the Group will require flexibility to capture business opportunities and cater for its future requirements, we consider the downward adjustments to be reasonable.

Having considered the basis on which the relevant Proposed Caps are determined as described above, together with the fact that (1) the Non-exempt Continuing Connected Transactions contemplated under the Comprehensive Framework Agreement will be conducted, after arm’s length negotiations among parties, on normal commercial terms or better pursuant to the Comprehensive Framework Agreement; (2) the relevant Proposed Caps provide flexibility for the Group to manage its business with CNOOC and/or its Associates should the executive Directors consider that the conduct of the Non-exempt Continuing Connected Transactions are in the interests of the Company; and (3) whilst the approval of the relevant Proposed Caps gives the Group flexibility to carry out transactions with CNOOC and/or its Associates, the Group is not committed to do so, we are of the view that the relevant Proposed Caps for the Non-exempt Continuing Connected Transactions are fair and reasonable.

6.	Conditions of the Non-exempt Continuing Connected Transactions

In compliance with the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to a number of conditions which include, among other things:

(i)	the Proposed Caps for the Non-exempt Continuing Connected Transactions for each of the three financial years ending 31 December 2016, 2017 and 2018 will not be exceeded;

(ii)	the independent non-executive Directors must, in accordance with the Listing Rules, review the Non-exempt Continuing Connected Transactions every year and confirm in the Company’s annual report whether the Non-exempt Continuing Connected Transactions have been entered into (a) in the ordinary and usual course of business of the Group; (b) on normal commercial terms or better; and according to the agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(iii)	the auditors of the Company must, in accordance with the Listing Rules, review the Non-exempt Continuing Connected Transactions every year and they must confirm in a letter to the Board (a copy of which letter will be provided to the Stock Exchange at least ten business days before the bulk printing of the annual report of the Company) whether anything has come to their attention that causes them to believe that the Non-exempt Continuing Connected Transactions:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(a)	have not been approved by the Board;

(b)	were not, in all material respects, in accordance with the pricing policies of the Group if the transactions involve the provision of goods or services by the Group;

(c)	were not entered into, in all material respects, in accordance with the relevant agreement(s) governing the Non-exempt Continuing Connected Transactions; and

(d)	have exceeded the Proposed Caps;

(iv)	the Company must promptly notify the Stock Exchange and publish an announcement if the independent non-executive Directors and/or the auditors cannot confirm the matters as required;

(v)	the Company must allow, and ensure that CNOOC and/or its Associates allow, the auditors of the Company sufficient access to their records of the Non-exempt Continuing Connected Transactions for the purpose of the auditors’ reporting on the Non-exempt Continuing Connected Transactions. The Board must state in the annual report whether the auditors of the Company have confirmed the matters set out in Rule 14A.56 of the Listing Rules; and

(vi)	the Company must comply with the applicable provisions of the Listing Rules governing continuing connected transactions in the event that the total amount of the Non-exempt Continuing Connected Transactions exceeds the relevant Proposed Caps, or that there is any material amendment to the terms of the Comprehensive Framework Agreement.

In light of the conditions imposed on the Non-exempt Continuing Connected Transactions, in particular, (1) the limit of the value of the Non-exempt Continuing Connected Transactions by way of the relevant Proposed Caps; (2) the on-going review by the independent non-executive Directors and auditors of the Company regarding the terms of the Non-exempt Continuing Connected Transactions; and (3) the on-going review by the auditors of the Company confirming the relevant Proposed Caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Non-exempt Continuing Connected Transactions and safeguard the interests of the Independent Shareholders.

7.	Duration of agreements regarding long term sales of natural gas and liquefied natural gas

(i)	Reasons for the duration of agreements exceeding three years

We have discussed with the executive Directors the rationale for the duration of the agreements regarding the long term sales of natural gas and liquefied natural gas.

Development of a gas field involves several steps such as construction of gas field platform and long-distance pipelines, which, therefore, requires huge capital resources to meet such capital expenditure requirement. Accordingly, the Group will identify its target customers and sign long term supply agreements/sales contracts with them during the development phase of the gas field so as to ensure the return on the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

investment. On the other hand, the Group has to ensure that the Group will have a sufficient supply of natural gas/liquefied natural gas for the long term supply/sales so as to avoid the Company being exposed to a risk of being not able to meet the scheduled supply. When determining the duration of the supply agreements/sales contracts for natural gas and liquefied natural gas, it is the Group’s practice to make reference to, among other things, the estimated reserves and production profile of the relevant gas field(s) (i.e. the designated gas field(s) for supply/sales as set out in the supply agreement/sales contract) for stable supply. As set out in the Comprehensive Framework Agreement, the duration of supply agreements/sales contracts for sales of natural gas will not be longer than 20 years while that of liquefied natural gas will not be longer than 25 years.

We are advised by the executive Directors that there were no continuing supply agreements/sales contracts with CNOOC and/or its Associates regarding sales of liquefied natural gas as at the Latest Practicable Date. We have reviewed a brief summary from the Company in relation to the duration of natural gas supply agreements/sales contracts with CNOOC and/or its Associates and the expected life of gas fields and discuss the same with the Company. The duration of the long term sales of natural gas agreements/contracts is summarised as follows:

Duration of contracts

15 supply agreements/sales contracts	5 to 20 years

Among the 15 supply agreements/sales contracts with CNOOC and/or its Associates, 11 of them are of a duration shorter than the expected life of the relevant gas field while 4 of them are of a duration longer than the expected life of the relevant gas field. The expected life of the gas field is determined by the Company based on estimated reserves and production profile of the gas field currently available. As advised by the executive Directors, the duration of the supply agreements/sales contracts was determined with reference to the expected life of the designated gas field at the time of signing of the agreements/contracts. As a result of continuous exploration, development and production activities, the expected life of a gas field may change from time to time. For instance, the expected life of a gas field may be affected by discovery of new reserves and accidental leakage of the gas field. For the abovementioned 4 supply agreements/sales contracts with duration longer than the expected life of the relevant designated gas field, the Group will closely monitor the estimated reserves and production profile of the relevant gas fields. If it is anticipated that the Group will not be able to meet the scheduled supply under such supply agreements/sales contracts, the Group will negotiate with the counter parties for supply of natural gas from other nearby gas fields. The availability of natural gas to be supplied to the customers by nearby gas fields would depend on, among other things, (i) availability of gas fields to be connected with pipelines to the customers; (ii) the estimated reserves and production profile of nearby gas fields; and (iii) the amount of scheduled supply of natural gas to be provided from such nearby gas fields to other customers. As at the Latest Practicable Date, the executive Directors do not foresee that the Group will not be able to meet the scheduled supply of natural gas to CNOOC and/ or its Associates.

Given the substantial capital investment in the gas fields, the executive Directors consider and we concur that it is in the interests of the Group to secure CNOOC and/or its Associates as an “anchor” customer, matching the estimated gas reserve and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

production profile of the gas fields (including nearby gas fields) for stable supply of natural gas and liquefied natural gas. Shortening the period of the duration of the supply agreements/sales contracts to three years may leave the Group significantly exposed to the risk of a shortfall in customer demand. Accordingly, we are of the view that a period of longer than three years is required for the Group to lock-in the return on the gas field investment. Pursuant to the Comprehensive Framework Agreement, if the Company fails to obtain the Independent Shareholders’ approval regarding the annual caps for the long term sales of natural gas and liquefied natural gas after 31 December 2019, the supply agreements/sales contracts will be terminated. We consider that the Independent Shareholders’ interests are protected by this mechanism.

(ii)	Third party agreements

(a)	Arrangement between the Group and independent third parties in respect of long term sales of natural gas

We have obtained from the Company a brief summary of supply agreements/ sales contracts with independent third parties and noted that the Group entered into a number of supply agreements/sales contracts in respect of long term sales of natural gas with independent third parties. The duration of the long term sales of natural gas agreements/contracts with independent third parties is summarised as follows:

Duration of contracts

10 supply agreements/sales contracts	Approximately 9 to 26 years

 (Note)

Note: Durations of certain agreements/contracts are determined based on the shortest estimated life of the relevant gas fields

The duration of long term sales of natural gas between the Group and independent third parties is in a range of approximately 9 years to 26 years. The duration of contracts with CNOOC and/or its Associates in relation to long term sales of natural gas in a range of 5 years to 20 years does not exceed this range.

(b)	Arrangement of peer companies

As set out in the sub-section headed “Background to and reasons for the Non-exempt Continuing Connected Transactions” of this letter above, the Group is principally engaged in the exploration, development, production and sale of crude oil and natural gas. As at the Latest Practicable Date, the market capitalisation of the Company is approximately HK$429 billion. We have identified from Bloomberg for listed companies (the “Peer Companies”) which are also engaging as oil and gas producers and have a market capitalisation of not less than HK$425 billion as at the Latest Practicable Date. We note that the Peer Companies have published news (in the form of media release and press release etc.) in their websites. Based on our search on the internet for the published news of the Peer Companies since 2015 and up to the date immediately prior to the Latest Practicable Date, we have identified agreements/contracts (the “Comparable Agreements”) involving sales of natural gas/liquefied natural gas with details summarised below.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Peer Companies involved	Date of published news	Period of agreement	Details of the Comparable Agreements
BP p.l.c. (“BP”)	4 October 2016	Over 20 years	BP and concession partners entered into a sales and purchase agreement for BP to purchase liquefied natural gas for over 20 years.
	21 October 2015	20 years	BP and China Huadian Corporation signed a sale and purchase agreement for BP to sell up to 1 million tonnes of liquefied natural gas per year over the next 20 years.
	28 May 2015	23 years	BP and The Kansai Electric Co., Inc. entered into a sales and purchase agreement for liquefied natural gas and a cooperation agreement. Under the agreements, BP will provide The Kansai Electric Co., Inc. with up to 13 million tonnes of liquefied natural gas over 23 years.
Chevron Corporation (“Chevron”)	29 August 2016	10 years	Chevron’s subsidiary has signed a binding sales and purchase agreement with ENN LNG Trading Company Limited for the delivery of liquefied natural gas. Under the agreement, ENN LNG Trading Company Limited will receive up to 0.65 million metric tons per annum of liquefied natural gas over 10 years.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Peer Companies involved	Date of published news	Period of agreement	Details of the Comparable Agreements

20 July 2016	5 years	Chevron’s subsidiary has signed a key terms agreement with a subsidiary of JOVO for the delivery of liquefied natural gas and it was expected that JOVO will receive up to 0.5 million metric tons per annum of liquefied natural gas over five years.
18 January 2016	10 years	Chevron’s subsidiaries have signed a non-binding heads of agreement with ENN LNG Trading Company Limited for the delivery of liquefied natural gas and it was expected that ENN LNG Trading Company Limited will receive up to 0.5 million metric tons per annum of liquefied natural gas over 10 years.
21 December 2015	10 years	Chevron’s subsidiary has signed a non-binding liquefied natural gas supply heads of agreement with China Huadian Green Energy Co., Ltd. and it was expected that China Huadian Green Energy Co., Ltd. will receive up to 1 million metric tons per annum of liquefied natural gas over 10 years.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Peer Companies involved	Date of published news	Period of agreement	Details of the Comparable Agreements

	20 January 2015	5 years	Chevron’s subsidiaries have signed a binding sales and purchase agreement with SK LNG Trading Pte Ltd under which SK LNG Trading Pte Ltd will receive 4.15 million tons of liquefied natural gas over a five-year period.
Rosneft Oil Company (“Rosneft”)	25 November 2015	10 years	Rosneft’s subsidiary signed long term contracts on natural gas supply with industrial companies of Sverdlovsk Region for supplies of natural gas in a volume around 14 bcm for 10 years.
	18 June 2015	5 years	Rosneft and E.ON Russia signed a contract for supply of 4.4 bcm of gas within 5 years.
Total S.A. (“Total”)	22 July 2016	17 years	Total has signed a binding heads of agreement with Chugoku Electric for the direct supply of liquefied natural gas for a period of 17 years with up to 0.4 million tons of liquefied natural gas per year.
	4 February 2016	10 years	Total has signed a binding heads of agreement with ENN LNG Trading Company Limited for the delivery of 0.5 million tonnes per year of liquefied natural gas for a period of 10 years.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Peer Companies involved	Date of published news	Period of agreement	Details of the Comparable Agreements

2 February 2016	15 years	Total has signed long term liquefied natural gas sale and purchase agreements with state-owned Indonesian company Pertamina for the supply of liquefied natural gas with volumes increasing from 0.4 to 1 million tonnes per year over a period of 15 years.

Sources: websites of the Peer Companies

As set out in the table above, the duration of Comparable Agreements of the Peer Companies ranges from 5 years to 23 years (including one agreement with duration over 20 years). As discussed above, the duration of supply agreements/ sales contracts with CNOOC and/or its Associates for sales of natural gas will not be longer than 20 years while that of liquefied natural gas will not be longer than 25 years pursuant to the Comprehensive Framework Agreement. The duration of supply agreements/sales contracts of natural gas/liquefied natural gas by the Group to CNOOC and/or its Associates is similar to, but with a slightly longer high end than, the duration of the Comparable Agreements. Taking into account the reasons and benefits as set out above, we consider such slightly longer duration to be acceptable.

In light of the above, we are of the opinion that it is normal business practice for agreements in the nature of the long term sales of natural gas and liquefied natural gas entered into between the Group and CNOOC and/or its Associates to have a duration of longer than three years.

OPINION

Having taken into account the above principal factors, we consider that (1) the terms of the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned; (2) the Non-exempt Continuing Connected Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group; and (3) the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

In view of the substantial capital investment in the gas fields, we concur with the executive Directors’ view that a longer period is required for the long term sales of natural gas and liquefied natural gas to safeguard the Group’s return on the gas field investment. Based on our research into other long term sales of natural gas and liquefied natural gas arrangements summarised above, we consider that it is normal business practice for

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

agreements in the nature of the long term sales of natural gas and liquefied natural gas entered into between the Group and CNOOC and/or its Associates to have a duration of longer than three years.

Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps.

Yours faithfully, for and on behalf of SOMERLEY CAPITAL LIMITED Stephanie Chow Director

Ms. Stephanie Chow is a licensed person registered with the Securities and Futures Commission and a responsible officer of Somerley Capital Limited, which is licensed under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. She has over seven years’ experience in the corporate finance industry.

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

2.	DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange were as follows:

Interests in share options granted by the Company

Name of grantee	Date of grant	Exercise price (HK$)	Underlying shares granted pursuant to options

Executive Directors Yang Hua	25 May 2007	7.29	1,857,000
	29 May 2008	14.828	1,857,000
	27 May 2009	9.93	2,835,000
	20 May 2010	12.696	2,000,000

Yuan Guangyu	27 May 2009	9.93	1,857,000
	20 May 2010	12.696	1,899,000

Non-executive Directors Wu Guangqi	25 May 2007	7.29	1,857,000
	29 May 2008	14.828	1,857,000
	27 May 2009	9.93	1,857,000
	20 May 2010	12.696	1,857,000

APPENDIX I	GENERAL INFORMATION

Interests in shares
Name of Director	Nature of interest	Ordinary shares held	Approximate percentage of total issued share capital

Independent Non-executive Directors
Chiu Sung Hong	Beneficial interest	1,150,000	0.003%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange.

3.	SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were directly or indirectly, interested in 10% or more of the total issued share capital of the Company carrying rights to vote in all circumstances at general meetings of the any member of the Group were as follows:

Name of substantial shareholder		Approximate percentage of the
of the Company	Ordinary shares held	total issued shares

CNOOC BVI	28,772,727,268	64.44%
OOGC	28,772,727,273	64.44%
CNOOC	28,772,727,273	64.44%

Notes:    CNOOC BVI is a direct wholly-owned subsidiary of OOGC, which in turn is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC.

Mr. Yang Hua, Chairman, CEO and executive Director of the Company, also serves as the Chairman of CNOOC. Mr. Yuan Guangyu, executive Director and President of the Company, also serves as the Vice President of CNOOC. Mr. Wu Guangqi, non-executive Director of the Company, also serves as the Vice President of CNOOC. Mr. Lv Bo, non-executive Director of the Company, also serves as the Vice President of CNOOC.

All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

APPENDIX I	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, the Directors and chief executive of the Company were not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the total issued share capital of the Company carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4.	PROFESSIONAL QUALIFICATIONS AND CONSENTS

The following are the qualifications of the experts who have given their opinions or advices which are contained or referred to in this Circular:

Names	Qualifications

Somerley Capital Limited	A corporation licensed to carry out type 1 (dealing in securities), and type 6 (advising on corporate finance) regulated activities under the SFO

Jones Lang LaSalle Corporate Appraisal and Advisory Limited	Independent property valuer

(a)	As at the Latest Practicable Date, none of Somerley and JLL had any beneficial interest in the share capital of any member of the Group, did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which had been, since 31 December 2015, being the date of the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b)	Somerley and JLL have given and have not withdrawn their respective written consents to the issue of this Circular with inclusion of their opinions and letters, as the case may be, and the references to their names included herein in the form and context in which they respectively appear.

5.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading positions of the Group since 31 December 2015, being the date to which the latest published audited financial statements of the Company have been made up.

6.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group referred to in Rule 13.68 of the Listing Rules (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

APPENDIX I	GENERAL INFORMATION

7.	INTERESTS OF DIRECTORS

(a)	The Directors were not aware that any Director or his respective Associates had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b)	No Director was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

(c)	As at the Latest Practicable Date, none of the Directors has, or has had, any direct or indirect interest in any assets which have been, since 31 December 2015, being the date of the latest published audited consolidated accounts of the Company, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

8.	GENERAL

(a)	The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

(b)	The Company’s share registrar is Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The English text of this Circular and the accompanying form of proxy shall prevail over the Chinese text in the case of any inconsistency.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday (other than public holidays) at the offices of Davis Polk & Wardwell at 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, from the date of this Circular up to and including 1 December 2016:

(a)	the Comprehensive Framework Agreement entered into between the Company and CNOOC;

(b)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 33 of this Circular;

(c)	the letter of advice issued by Somerley, the text of which is set out on pages 34 to 61 of this Circular;

(d)	the letter issued by JLL confirming certain matters set forth in the Letter from the Board referred to on page 12 of this Circular; and

(e)	the written consents referred to in paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

CNOOC Limited

（中國海洋石油有限公 司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 1 December 2016 at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, each of the following resolutions as an Ordinary Resolution:

ORDINARY RESOLUTIONS

1.	“THAT the Non-exempt Continuing Connected Transactions as described in the Circular, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

2.	“THAT the relevant Proposed Caps for each category of the Non-exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 16 November 2016

Registered Office:

65th Floor, Bank of China Tower

1 Garden Road

Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and the class of Shares in respect of which each such proxy is so appointed.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be).

3.	Completion and delivery of the form of proxy will not preclude a shareholder of the Company entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for the ordinary resolutions set out in the notice of the EGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.	For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 24 November 2016 (Thursday) to 1 December 2016 (Thursday) (both days inclusive), during which no transfer of Shares will be registered. In order to qualify for attending the extraordinary general meeting, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 23 November 2016 (Wednesday).

7.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” on pages 1 to 3 of the circular of the Company dated 16 November 2016.

Exhibit 99.3

CNOOC Limited

（中國海洋石油有限公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Form of proxy for the Extraordinary General Meeting to be held on 1 December 2016

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE MEETING(Note 1) to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 1 December 2016 at 3:30 p.m. and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS*	FOR (Note 5)	AGAINST (Note 5)
1.	To approve the Non-exempt Continuing Connected Transactions
2.	To approve the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions

*	The full text of the Ordinary Resolutions is set out in the EGM Notice which is included in the Circular of the Company despatched to the shareholders of the Company and available on the Company’s website.

Notes:

1.	If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you.

2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.	This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one of the joint shareholders may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote in respect of that resolution at his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the EGM Notice.

6.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting in person if you so wish. In such event, this proxy form shall be deemed to be revoked.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.

Exhibit 99.4

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTIFICATION LETTER

16 November 2016

Dear Non-registered holder (1),

CNOOC Limited (the “Company”)

–Notice of publication of Circular, Notice of Extraordinary General Meeting and Proxy Form (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Announcement” and viewing them through Adobe® Reader®or browsing through the HKEXnews’ website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKEXnews’ website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,

By order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Note:	(1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國海洋石油有限公司（「本公司」）

– 通函、股東特別大會通告及委任表格（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)。

請在本公司網站主頁按「投資者關係」一項，再在「公告」項下選擇「通訊文件名稱」並使用Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如　閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票) 。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk）內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命

中國海洋石油有限公司

聯席公司秘書

李潔雯

謹啟

2016年11月16日

附註：(1) 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-16112016-1(21)

Request Form申請表格

To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong	致：	中國海洋石油有限公司（「本公司」） （股份代號：00883） 經香港證券登記有限公司 香港灣仔皇后大道東183號 合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：

(Please mark ONLY ONE（X）of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

□	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或
□	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或
□	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes附註：

1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.

The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

本聲明中所指的「個人資料」具有香港法例第486章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義。

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.

閣下是自願向中國海洋石油有限公司提供個人資料。若 閣下未能提供足夠資料，中國海洋石油有限公司可能無法處理 閣下在本表格上所述的指示及╱或要求。

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

中國海洋石油有限公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給中國海洋石油有限公司的附屬公司、股份過戶登記處、及╱或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

閣下有權根據《私隱條例》的條文查閱及╱或修改 閣下的個人資料。任何該等查閱及╱或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17M樓）的個人資料私隱主任提出。

*Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

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郵寄標籤MAILING LABEL
閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼Freepost No. 37 香港Hong Kong